Exhibit 99.2

4 – NIRE
35300149947

01.02 - HEAD OFFICE ADDRESS

1- Full Address (Street, Number and Complement) AV. ESCOLA POLITÉCNICA,760, 2nd floor	2- District JAGUARÉ

3- Zip Code 05350-901	4- City SÃO PAULO	5- State S.P.

6- DDD (Long distance) 55 11	7- Telephone 3718-5301	8- Telephone 3718-5306	9 - Telephone 3718-5465	10- Telex

11- DDD (Long distance) 55 11	12- Fax 3718-5297	13- Fax 3714-4436	14- Fax
15- E-MAIL

acoes@perdigao.com.br

01.03 - INVESTOR RELATIONS DIRECTOR (Address for correspondence with the company)

1- Name WANG WEI CHANG

2- Full Address (Place, Number and Complement) AV. ESCOLA POLITÉCNICA,760 - 2nd floor			3- District JAGUARÉ

4- Zip Code (CEP) 05350-901		5- City SÃO PAULO	6- State S.P.

7- DDD (long distance) 5511	8- Telephone 3718-5301	9- Telephone 3718-5306	10- Telephone 3718-5465	11- Telex	12- DDD (long distance) 5511

13- Fax 3718-5297	14- Fax 3714-4436		15- Fax	16- E-MAIL acoes@perdigao.com.br

01.04  - REFERENCE / AUDITOR

Fiscal year	1- Beggining date of fiscal year	2- Ending date of fiscal year
1- Last	01/01/2005	12/31/2005
2- Penultimate	01/01/2004	12/31/2004
3- Antepenultimate	01/01/2003	12/31/2003
4- Auditing Company Ernst & Young Auditores Independentes S/S		5- CVM Code 00471-5
6- Technical in Charge Luiz Carlos Passetti		7- Technical in Charge Taxpayers’ Register 001.625.898-32

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS - December 31, 2005	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

01.05 - CURRENT COMPOSITION OF CAPITAL

Number of Shares (units)	1- 12/31/2005	2- 12/31/2004	3- 12/31/2003
PAID-UP CAPITAL
1-COMMON	15,471,957	15,471,957	15,471,957
2-PREFERRED	29,180,427	29,180,427	29,180,427
3-TOTAL	44,652,384	44,652,384	44,652,384
IN TREASURY
4-COMMON	7,900	7,900	7,900
5-PREFERRED	135,595	135,595	135,595
6-TOTAL	143,495	143,495	143,495

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Industrial, Commercial and Others

2 - SITUATION Operational

3 - NATURE OF SHARE CONTROL National Private

4 - CODE OF ACTIVITY 134 - Holding

5 - MAIN ACTIVITY Holding - Food

6 - CONSOLIDATED TYPE Total

01.07- COMPANIES NOT INCLUDED IN CONSOLIDATED FINANCIAL STATEMENTS

1- Item	2- General Taxpayers’ Register	3- Name

01.08 - DIVIDENDS PAID

1- ITEM	2- EVENT	3-APPROVAL DATE	4- DIVIDENDS	5- BEGINNING OF PAYMENT	6- TYPE OF SHARE	7- AMOUNT PER SHARE
01	Board Meeting	06/20/2005	Interest over company capital	08/31/2005	Common	1.0447351400
02	Board Meeting	06/20/2005	Interest over company capital	08/31/2005	Preferred	1.0447351400
03	Board Meeting	12/19/2005	Interest over company capital	02/24/2006	Common	1.0851765000
04	Board Meeting	12/19/2005	Interest over company capital	02/24/2006	Preferred	1.0851765000
05	Board Meeting	01/26/2006	Dividend	02/24/2006	Common	0.3030675800
06	Board Meeting	01/26/2006	Dividend	02/24/2006	Preferred	0.3030675800

01.09 - INVESTOR RELATIONS DIRECTOR

1–- Date	2 – Signature
01/24/2006

02.01- BALANCE SHEET - ASSETS (IN THOUSANDS OF BRAZILIAN REAIS)

1 - Code	2 - Description	3- 12/31/2005	4- 12/31/2004	5- 12/31/2003
1	Total Assets	1,293,982	1,013,271	811,108
1.01	Current Assets	94,295	51,446	35,836
1.01.01	Cash and Cash Equivalents	28	61	48
1.01.01.01	Cash and Cash Equivalents	28	61	48
1.01.02	Credits	0	0	0
1.01.03	Inventories	0	0	0
1.01.04	Others	94,267	51,385	35,788
1.01.04.01	Dividends and Interest on Shareholder’s Equity	70,788	39,143	30,600
1.01.04.02	Recoverable Taxes	22,053	11,993	4,947
1.01.04.03	Deferred Taxes	1,128	9	0
1.01.04.04	Others	8	0	0
1.01.04.05	Prepaid Expenses	290	240	241
1.02	Noncurrent Assets	138	242	5,680
1.02.01	Credits	0	0	0
1.02.02	Credits with Associates	0	0	5,409
1.02.02.01	With Affiliates	0	0	0
1.02.02.02	With Subsidiaries	0	0	5,409
1.02.02.03	With Other Associates	0	0	0
1.02.03	Others	138	242	271
1.02.03.01	Deferred Taxes	138	238	241
1.02.03.02	Legal Deposits	0	0	0
1.02.03.03	Other Receivables	0	4	30
1.03	Permanent Assets	1,199,549	961,583	769,592
1.03.01	Investments	1,199,549	961,583	769,592
1.03.01.01	Equity in Affiliates	0	0	0
1.03.01.02	Equity in Subsidiaries	1,199,541	961,579	769,588
1.03.01.03	Other Investments	8	4	4
1.03.02	Fixed Assets	0	0	0
1.03.03	Deferred	0	0	0

02.02- BALANCE SHEET - LIABILITIES (IN THOUSANDS OF BRAZILIAN REAIS)

1 - Code	2 - Description	3- 12/31/2005	4- 12/31/2004	5- 12/31/2003
2	Total Liabilities	1,293,982	1,013,271	811,108
2.01	Current Liabilities	68,258	40,456	36,017
2.01.01	Short term Debt	0	0	0
2.01.02	Debentures	0	0	0
2.01.03	Trade Accounts Payable	15	5	2
2.01.04	Taxes, Charges and Contribution	1,243	703	1,038
2.01.04.01	Social Contributions	144	60	55
2.01.04.02	Tax Obligations	1,099	643	983
2.01.05	Dividends Payable	13,560	12,683	3
2.01.06	Provisions	552	417	313
2.01.06.01	Provisions for vacations & 13th salary	552	417	313
2.01.07	Debts with Associates	7,426	1,728	0
2.01.08	Others	45,462	24,920	34,661
2.01.08.01	Interest on Company Capital	45,447	24,920	34,637
2.01.08.02	Other Obligations	15	0	24
2.02	Long-term Liabilities	509	509	509
2.02.01	Long term Debt	0	0	0
2.02.02	Debentures	0	0	0
2.02.03	Provisions	0	0	0
2.02.04	Debts with Associates	0	0	0
2.02.05	Others	509	509	509
2.02.05.01	Provision for Contingencies	509	509	509
2.03	Deferred income	0	0	0
2.05	Shareholders’ Equity	1,225.215	972,306	774,582
2.05.01	Paid-in Capital	800,000	490,000	490,000
2.05.02	Capital Reserves	0	0	0
2.05.03	Revaluation Reserves	0	0	0
2.05.03.01	Owned Assets	0	0	0
2.05.03.02	Subsidiaries/ Affiliates	0	0	0
2.05.04	Profit Reserves	425,215	482,306	284,582
2.05.04.01	Legal	40.336	39,276	24,956
2.05.04.02	Statutory	0	0	0
2.05.04.03	For Contigencies	0	0	0
2.05.04.04	Profits Realizable	0	0	0
2.05.04.05	Retained Earnings	0	0	0
2.05.04.06	Special for Non-distributed Dividends	0	0	0
2.05.04.07	Other profit Reserves	384,879	443,030	259,626
2.05.04.07.01	Expansion Reserves	313,454	357,928	231,806
2.05.04.07.02	Increase Capital Reserves	72,240	85,917	28,635
2.05.04.07.03	Treasury Shares	(815)	(815)	(815)
2.05.05	Accumulated Earnings/ Losses	0	0	0

03.01 -  STATEMENT OF INCOME (IN THOUSANDS OF BRAZILIAN REAIS)

1-Code	2-Description	3- 01/01/2005 to 12/31/2005	4- 01/01/2004 to 12/31/2004	5- 01/01/2003 to 12/31/2003
3.01	Gross Sales	0	0	0
3.02	Sales Deductions	0	0	0
3.03	Net Sales	0	0	0
3.04	Cost of Sales	0	0	0
3.05	Gross Profit	0	0	0
3.06	Operating Income/Expenses	360,181	286,443	132,907
3.06.01	Selling Expenses	0	0	0
3.06.02	General And Administrative	(4,815)	(4,056)	(3,421)
3.06.02.01	Administrative	(1,332)	(1,222)	(1,149)
3.06.02.02	Management Compensation	(3,483)	(2,834)	(2,272)
3.06.03	Financial	4,028	5,698	5,875
3.06.03.01	Financial Income	4,481	6,032	5,886
3.06.03.02	Financial Expenses	(453)	(334)	(11)
3.06.04	Other Operating Income	6	47	41
3.06.05	Other Operating Expenses	0	0	0
3.06.06	Equity Pick-up	360,962	284,754	130,412
3.07	Operating Income	360,181	286,443	132,907
3.08	Non-operating Income	(1)	(26)	(1)
3.08.01	Income	14	77	2,247
3.08.02	Expenses	(15)	(103)	(2,248)
3.09	Income Before Tax And Profit Sharing	360,180	286,417	132,906
3.10	Current Income Tax And Social Contribution	0	(13)	(939)
3.11	Deferred Income Tax And Social Contribution	1,018	6	(3,304)
3.12	Statutory Participations / Contributions	0	0	0
3.12.01	Profit Sharing	0	0	0
3.12.02	Contribution	0	0	0
3.13	Reversion Of Interest Over Company Capital	0	0	0
3.15	Net Income In Fiscal Year	361,198	286,410	128,663
	Number of Shares (Ex-treasury)	44,508,889	44,508,889	44,508,889
	Earnings Per Share	8.11519	6.43489	2.89073
	Loss Per Share

04.01 - STATEMENTS OF CHANGES IN FINANCIAL POSITION (IN THOUSANDS OF BRAZILIAN REAIS)

1-Code	2-Description	3- 01/01/2005 to 12/31/2005	4- 01/01/2004 to 12/31/2004	5- 01/01/2003 to 12/31/2003
4.01	Sources of funds	123,340	99,857	34,159
4.01.01	From Operations	123,340	99,857	34,159
4.01.01.01	Profit/Loss In Fiscal Year	361,198	286,410	128,663
4.01.01.02	Values that don’t represent changes in the Working Capital	(237,858)	(186,553)	(94,504)
4.01.01.02.01	Net Financial charges on long-term items	0	(232)	(55)
4.01.01.02.02	Equity pick-up	(360,962)	(284,754)	(130,412)
4.01.01.02.03	Dividends and interest on company capital	123,000	92,763	36,000
4.01.01.02.04	Provision for contingencies	0	0	(1)
4.01.01.02.05	Deferred Taxes (IRPJ/CSLL)	100	3	(41)
4.01.01.02.06	Others	4	5,667	5
4.01.02	From Shareholders	0	0	0
4.01.03	From Third parties	0	0	0
4.02	Application of funds	108,293	88,686	38,623
4.02.01	Dividends and interest on company capital	108,289	88,686	36,000
4.02.02	Investments	4	0	4
4.02.03	Others	0	0	2,619
4.03	Increase (Decrease) in Working Capital	15,047	11,171	(4,464)
4.04	Changes in Current Assets	42,849	15,610	31,019
4.04.01	Current Assets – beggining of year	51,446	35,836	4,817
4.04.02	Current Assets – end of year	94,295	51,446	35,836
4.05	Changes in Current Liabilities	27,802	4,439	35,483
4.05.01	Current Liabilities – beggining of year	40,456	36,017	534
4.05.02	Current Liabilities – end of year	68,258	40,456	36,017

05.01 - STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE PERIOD FROM 01/01/2005 TO 12/31/2005 (IN THOUSANDS OF BRAZILIAN REAIS)

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Retained Earnings	8- Total
5.01	Initial Balance	490,000	0	0	482,306	0	972,306
5.02	Adjustments in past fiscal years	0	0	0	0	0	0
5.03	Increase (Decrease in Capital Stock)	310,000	0	0	(310,000)	0	0
5.04	Realization of Reserves	0	0	0	0	0	0
5.05	Treasury shares	0	0	0	0	0	0
5.06	Profit/Loss In Fiscal Year	0	0	0	0	361,198	361,198
5.07	Allocation of income	0	0	0	252,909	(361,198)	(108,289)
5.07.01	Legal Reserve	0	0	0	18,060	(18,060)	0
5.07.02	Reserve for expansion	0	0	0	162,609	(162,609)	0
5.07.03	Reserve to increase capital	0	0	0	72,240	(72,240)	0
5.07.04	Interest over company capital	0	0	0	0	(108,289)	(108,289)
5.08	Other	0	0	0	0	0	0
5.09	Final Balance	800,000	0	0	425,215	0	1,225,215

05.02 - STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE PERIOD FROM 01/01/2004 TO 12/31/2004 (IN THOUSANDS OF BRAZILIAN REAIS)

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Retained Earnings	8- Total
5.01	Initial Balance	490,000	0	0	284,582	0	774,582
5.02	Adjustments in past fiscal years	0	0	0	0	0	0
5.03	Increase (Decrease in Capital Stock)	0	0	0	0	0	0
5.04	Realization of Reserves	0	0	0	0	0	0
5.05	Treasury shares	0	0	0	0	0	0
5.06	Profit/Loss In Fiscal Year	0	0	0	0	286,410	286,410
5.07	Allocation of income	0	0	0	197,724	(286,410)	(88,686)
5.07.01	Legal Reserve	0	0	0	14,320	(14,320)	0
5.07.02	Reserve for expansion	0	0	0	126,122	(126,122)	0
5.07.03	Reserve to increase capital	0	0	0	57,282	(57,282)	0
5.07.04	Dividends and Interest over company capital	0	0	0	0	(88,686)	(88,686)
5.08	Other	0	0	0	0	0	0
5.09	Final Balance	490,000	0	0	482,306	0	972,306

05.03 -  STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE PERIOD FROM 01/01/2003 TO 12/31/2003 (IN THOUSANDS OF BRAZILIAN REAIS)

1-Code	2-Description		3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Retained Earnings	8- Total
5.01	Initial Balance		490,000	0	0	191,919	0	681,919
5.02	Adjustments in past fiscal years		0	0	0	0	0	0
5.03	Increase (Decrease in Capital Stock	)	0	0	0	0	0	0
5.04	Realization of Reserves		0	0	0	0	0	0
5.05	Treasury shares		0	0	0	0	0	0
5.06	Profit/Loss In Fiscal Year		0	0	0	0	128,663	128,663
5.07	Allocation of income		0	0	0	92,663	(128,663)	(36,000)
5.07.01	Legal Reserve		0	0	0	6,433	(6,433)	0
5.07.02	Reserve for expansion		0	0	0	60,497	(60,497)	0
5.07.03	Reserve to increase capital		0	0	0	25,733	(25,733)	0
5.07.04	Interest on company capital		0	0	0	0	(36,000)	(36,000)
5.08	Other		0	0	0	0	0	0
5.09	Final Balance		490,000	0	0	284,582	0	774,582

06.01- BALANCE SHEET - ASSETS - CONSOLIDATED (IN THOUSANDS OF BRAZILIAN REAIS)

1 - Code	2 - Description	3- 12/31/2005	4- 12/31/2004	5- 12/31/2003
1	Total Assets	3,632,220	2,800,144	3,109,024
1.01	Current Assets	2,188,607	1,544,158	1,996,602
1.01.01	Cash, Banks and Investments	817,682	263,663	631,228
1.01.01.01	Cash and Cash Equivalents	778,594	212,638	452,004
1.01.01.02	Short term Investments	39,088	51,025	179,224
1.01.02	Credits	555,708	524,430	496,137
1.01.02.01	Trade Accounts Receivable	555,708	524,430	496,137
1.01.03	Inventories	646,081	580,580	680,853
1.01.04	Others	169.136	175,485	188,384
1.01.04.01	Recoverable Taxes	83,232	90,781	92,725
1.01.04.02	Deferred Taxes	5,911	18,873	20,209
1.01.04.03	Notes Receivable	10,979	10,155	15,286
1.01.04.04	Others	43,028	26,736	25,815
1.01.04.05	Prepaid Expenses	25,986	28,940	34,349
1.02	Noncurrent Assets	227,443	260,550	124,829
1.02.01	Credits	10,502	10,439	8,859
1.02.01.01	Trade Accounts Receivable	10,502	10,439	8,859
1.02.02	Credits with Associates	0	0	0
1.02.02.01	With Affiliates	0	0	0
1.02.02.02	With Subsidiaries	0	0	0
1.02.02.03	With Other Associates	0	0	0
1.02.03	Others	216,941	250,111	115,970
1.02.03.01	Cash Long-term Investments	91,638	134,010	5,728
1.02.03.02	Taxes Receivable	18,198	27,663	29,961
1.02.03.03	Deferred Taxes	47,220	31,710	41,554
1.02.03.04	Notes Receivable	38,395	39,756	24,765
1.02.03.05	Legal Deposits	17,761	16,307	13,261
1.02.03.06	Others	3,729	665	701
1.03	Permanent Assets	1,216,170	995,436	987,593
1.03.01	Investments	15,616	488	469
1.03.01.01	Equity in Affiliates	0	0	0
1.03.01.02	Equity in Subsidiaries	0	0	0
1.03.01.03	Other Investments	15,616	488	469
1.03.01.03.01	Goodwill on investments in subsidiaries	15,172	0	0
1.03.01.03.02	Interest through Fiscal Incentives	74	74	74
1.03.01.03.03	Other Investments	370	414	395
1.03.02	Fixed Assets	1,106,726	918,479	914,974
1.03.03	Deferred Charges	93,828	76,469	72,150
1.03.03.01	Preoperating Costs	0	0	0
1.03.03.02	Implementation of Integrated Systems	0	0	0
1.03.03.03	Improvement Projects in Administrative Processes	0	0	0
1.03.03.04	Goodwill on acquisition of investment	0	0	0
1.03.03.05	Others	0	0	0
1.03.03.06	(-) Amortization	0	0	0

1 - Code	2 - Description	3- 12/31/2005	4- 12/31/2004	5- 12/31/2003
2	Total Liabilities	3,632,220	2,800,144	3,109,024
2.01	Current Liabilities	1,129,910	1,235,888	1,584,144
2.01.01	Short term Debt	548,664	706,824	1,075,121
2.01.02	Debentures	0	0	0
2.01.03	Suppliers	332,573	327,128	323,480
2.01.04	Taxes and Contribution	47,278	43,765	45,045
2.01.04.01	Tax Obligations	27,345	28,787	33,259
2.01.04.02	REFIS - Brazilian Tax Recovery Program	0	86	31
2.01.04.03	Social Contributions	19,933	14,892	11,755
2.01.05	Dividends Payable	13,560	12,683	3
2.01.06	Provisions	63,969	54,669	41,136
2.01.06.01	Provisions for vacations & 13th salaries	63,969	54,669	41,136
2.01.07	Debts with Associates	0	0	0
2.01.08	Others	123,866	90,819	99,359
2.01.08.01	Payroll	18,913	14,774	10,937
2.01.08.02	Interest Over Company Capital	45,447	24,920	34,637
2.01.08.03	Management/Employees’ Profit Sharing	37,956	32,154	9,441
2.01.08.04	Other Obligations	21,550	18,971	44,344
2.02	Noncurrent Liabilities	1,279,515	594,136	761,693
2.02.01	Long term Debt	1,125,374	464,697	651,131
2.02.02	Debentures	0	0	0
2.02.03	Provisions	0	0	0
2.02.04	Debts with Associates	0	0	0
2.02.05	Others	154,141	129,439	110,562
2.02.05.01	Taxes and Social Obligations	1,152	16,554	5,539
2.02.05.02	Deferred Taxes	19,465	1,882	2,491
2.02.05.03	Provision for Contingencies	133,524	111,003	102,532
2.03	Deferred income	0	0	0
2.04	Minority Interest	0	0	0
2.05	Shareholders’ equity	1,222,795	970,120	763,187
2.05.01	Paid-in Capital	800,000	490,000	490,000
2.05.02	Capital Reserves	0	0	0
2.05.03	Revaluation Reserve	0	0	0
2.05.03.01	Owned Assets	0	0	0
2.05.03.02	Subsidiaries/ Affiliates	0	0	0
2.05.04	Profit Reserves	422,795	480,120	273,187
2.05.04.01	Legal	40,336	39,276	24,956
2.05.04.02	Statutory	0	0	0
2.05.04.03	For Contigencies	0	0	0
2.05.04.04	Profits Realizable	0	0	0
2.05.04.05	Retained Earnings	0	0	0
2.05.04.06	Special for Non-distributed Dividends	0	0	0
2.05.04.07	Other profit Reserves	382,459	440,844	248,231
2.05.04.07.01	Expansion Reserves	313,454	357,928	231,806
2.05.04.07.02	Increase Capital Reserves	72,240	85,917	28,635

06.02 - BALANCE SHEET - LIABILITIES - CONSOLIDATED (IN THOUSANDS OF BRAZILIAN REAIS)

1 - Code	2 - Description	3- 12/31/2005	4- 12/31/2004	5- 12/31/2003
2.05.04.07.03	Treasury Shares	(815)	(815)	(815)
2.05.04.07.04	Unrealized Profit	(2,420)	(2,186)	(11,395)
2.05.05	Accumulated Earnings/ Losses	0	0	0

07.01 - STATEMENT OF INCOME - CONSOLIDATED (IN THOUSANDS OF BRAZILIAN REAIS)

1-Code	2-Description	3- 01/01/2005 to 12/31/2005	4- 01/01/2004 to 12/31/2004	5- 01/01/2003 to 12/31/2003
3.01	Gross Sales	5,873,297	5,567,291	4,370,966
3.01.01	Domestic Market	3,035,826	2,840,057	2,533,101
3.01.02	Exports	2,837,471	2,727,234	1,837,865
3.02	Sales Reductions	(728,121)	(684,037)	(545,772)
3.03	Net Sales	5,145,176	4,883,254	3,825,194
3.04	Cost of Sales	(3,685,910)	(3,532,385)	(2,802,321)
3.05	Gross Profit	1,459,266	1,350,869	1,022,873
3.06	Operating Income/Expenses	(1,003,683)	(978,954)	(874,869)
3.06.01	Selling Expenses	(845,643)	(790,818)	(682,573)
3.06.02	General and Administrative	(66,403)	(61,768)	(52,964)
3.06.02.01	Administrative	(56,897)	(54,116)	(46,438)
3.06.02.02	Management Fees	(9,506)	(7,652)	(6,526)
3.06.03	Financial	(82,726)	(117,789)	(137,784)
3.06.03.01	Financial Income	11,320	58,392	15,035
3.06.03.02	Financial Expenses	(94,046)	(176,181)	(152,819)
3.06.04	Other Operating Income	8,527	1,870	2,230
3.06.05	Other Operating Expenses	(17,438)	(10,449)	(3,778)
3.06.06	Equity Pick-up	0	0	0
3.07	Operating Income	455,583	371,915	148,004
3.08	Non-operating Income	(4,457)	(3,480)	(2,596)
3.08.01	Income	15,194	20,202	13,247
3.08.02	Expenses	(19,651)	(23,682)	(15,843)
3.09	Income Before Tax And Profit Sharing	451,126	368,435	145,408
3.10	Current Income Tax and Social Contribution	(59,826)	(24,430)	(18,736)
3.11	Deferred Income Tax and Social Contribution	(2,702)	(22,904)	6,309
3.12	Statutory Participations / Contributions	(27,634)	(25,482)	(9,434)
3.12.01	Profit Sharing	(27,634)	(25,482)	(9,434)
3.12.01.01	Management Profit Sharing	(4,857)	(6,422)	(1,930)
3.12.01.02	Employees’ Profit Sharing	(22,777)	(19,060)	(7,504)
3.12.02	Contribution	0	0	0
3.13	Reversion of Interest Over Company Capital	0	0	0
3.14	Minority Interest	0	0	0
3.15	Net Income In Fiscal Year	360,964	295,619	123,547
	Number of Shares (Ex-treasury)	44,508,889	44,508,889	44,508,889
	Earnings Per Share	8.10993	6.64180	2.77578
	Loss Per Share

08.01 - STATEMENTS OF CHANGES IN FINANCIAL POSITION - CONSOLIDATED (IN THOUSANDS OF BRAZILIAN REAIS)

1-Code	2-Description	3- 01/01/2005 to 12/31/2005	4- 01/01/2004 to 12/31/2004	5- 01/01/2003 to 12/31/2003
4.01	Sources	1,623,040	951,250	749,688
4.01.01	From Operations	636,675	576,741	218,555
4.01.01.01	Net Income In Fiscal Year	360,964	295,619	123,547
4.01.01.02	Values that don’t represent changes in the Working Capital	275,711	281,122	95,008
4.01.01.02.01	Minority shareholders’ participation	0	0	0
4.01.01.02.02	Depreciation, amortization and depletion	117,343	105,271	98,667
4.01.01.02.03	Provision for contingencies	(13,904)	398	(30,586)
4.01.01.02.04	Net Financial charges on long-term items	36,644	22,279	21,688
4.01.01.02.05	Transfer of Non-current to Current assets	132,414	142,935	39,249
4.01.01.02.06	Deferred Taxes (IRPJ/CSLL)	11,749	11,552	(32,832)
4.01.01.02.07	Long-term taxes	0	0	0
4.01.01.02.08	Others	(8,535)	(1,313)	(1,178)
4.01.02	From Shareholders	0	0	0
4.01.03	From Third parties	986,365	374,509	531,133
4.01.03.01	Long-term loans	975,626	345,565	517,631
4.01.03.02	Disposal of Permanent Assets	9,672	16,700	10,224
4.01.03.03	Others	1,067	12,244	3,278
4.02	Applications	872,613	1,055,438	532,420
4.02.01	Dividends and interest on company capital Receivable	108,289	88,686	36,000
4.02.02	Investments	23,106	0	4
4.02.03	Fixed assets	266,293	110,547	74,374
4.02.04	Deferred	35,215	19,359	12,970
4.02.05	Treasury shares	0	0	0
4.02.06	Transfer from Long-term to current liabilities	314,270	525,840	403,699
4.02.07	Long-term cash investments	106,945	295,402	5,195
4.02.08	Others	18,495	15,604	178
4.03	Increase (Decrease) in Working Capital	750,427	(104,188)	217,268
4.04	Changes in Current Assets	644,449	(452,444)	134,250
4.04.01	Current Assets – beggining of year	1,544,158	1,996,602	1,862,352
4.04.02	Current Assets – end of year	2,188,607	1,544,158	1,996,602
4.05	Changes in Current Liabilities	(105,978)	(348,256)	(83,018)
4.05.01	Current Liabilities – beggining of year	1,235,888	1,584,144	1,667,162
4.05.02	Current Liabilities – end of year	1,129,910	1,235,888	1,584,144

09.01 - REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

1 - TYPE OF OPINION

UNQUALIFIED OPINION

2 - OPINION

INDEPENDENT AUDITORS’ REPORT

To the Management and Shareholders of

Perdigão S.A.

We have audited the accompanying individual balance sheets of Perdigão S.A. (Company) and the consolidated balance sheets of Perdigão S.A. and subsidiaries (Consolidated) as of December 31, 2005 and 2004, prepared in Brazilian currency, and the related individual and consolidated statements of income, shareholders’ equity and changes in financial position for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements.

We have conducted our audits in accordance with generally accepted auditing standards in Brazil and comprised:  (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company and its subsidiaries;  (b) the examination, on a test basis, of documentary evidence and accounting records supporting the amounts and disclosures in the financial statements; and (c) an assessment of the accounting practices used and significant estimates made by management, as well as an evaluation of the overall financial statement presentation.

In our opinion, the financial statements referred to above present fairly, in all material respects, the individual financial position of Perdigão S.A. and the consolidated financial position of Perdigão S.A. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations, the changes in their shareholders’ equity and the changes in their financial position for the years then ended, in conformity with the accounting practices adopted in Brazil.

The Cash Flow information as of December 31, 2005 and 2004, elaborated in accordance with accounting practices adopted in Brazil to provide additional information about the Company, even though it is not required as part of the Financial Information. This additional Financial Information has been submitted to audit procedures described in the second paragraph and we are not aware of any material modification which might be effected to present the Financial Statements appropriately in all its relevant aspects jointly analyzed.

São Paulo, January 24, 2006

ERNST & YOUNG

Auditores Independentes S.S.

CRC SP015199/O-6

Luiz Carlos Passetti

Accountant CRC-1-SP-144343/O-3-T-SC-S-SP

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS - December 31, 2005	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

10.01 – MANAGEMENT REPORT

PERDIGÃO COMPANIES

MANAGEMENT REPORT – 2005

Dear Shareholders,

For Perdigão, 2005 was characterized by the consolidation of progress and achievements resulting in a significant improvement in performance with indicators above the historical average for the Company. This was a reflection of the efficiency of the corporate sales effort, improved agricultural productivity, the successful implementation of projects for ensuring the increase in production capacity, the reduction in costs and expenses and value creation for our investors. This improved performance resulted in better margins in relation to 2004, offsetting the reduction of export revenue due to the 17.3% appreciation in the foreign exchange rate during the year.

Gross sales reached R$ 5.9 billion, a 5.5% growth, with the domestic market increasing by 6.9% and exports by 4.0%. Export revenue could have been even higher were it not for the sharp appreciation in the Real against the US dollar in the period – given that export volume saw a rise of 13.6% in the year.

(The variations in this report are comparisons between 4Q05 and 4Q04 or accumulated data for 2005 against 2004)

OPERATING AND FINANCIAL HIGHLIGHTS – 4Q 05 and 2005

•                  Gross sales were R$ 5.9 billion for the year and R$ 1.6 billion in the quarter, 5.5% higher for the year and 1.2% lower in the quarter.

•                  Volume of frozen and chilled products increased 11.2% and 6.2% for the year and fourth quarter 2005, respectively;

•                  Domestic market sales were 6.9% higher in 2005 and 2.1% up for the fourth quarter with the volume of frozen and chilled products increasing 8.4% and 9.0% for the year and the final quarter, respectively.

•                  Export volume of frozen and chilled products grew 13.6% with revenue 4.0% higher during the year, an increase of 3.6% in volume and a decline of 5% in revenue for the fourth quarter.

•                  Sales volume of higher value-added products was up 13.1% and 10.5% for the year and the final quarter, respectively;

•                  Gross profits were R$ 1.5 billion, 8% higher and representing a gross margin of 28.4%. Fourth quarter gross profits reached R$ 396.3 million, 4.5% higher on a gross margin of 29.5%;

•                  EBITDA reached R$ 655.7 million for the year, 10.2% higher. Meanwhile, the final quarter result was R$ 175.7 million, an increase of 12.3%.

•                  Net income was R$ 360.9 million, 22.1% up for the year, while fourth quarter results were R$ 109.1 million, a jump of 29.4% with a net margin of 7.0% and 8.1%, respectively, for the year and the final quarter;

•                  Perdigão’s shares posted an average daily trading volume during the year of US$ 4.2 million representing an increase of 110%.

HIGHLIGHTS - R$ Million	4Q05	% Net Sales	4Q04	% Net Sales	% Ch.
Gross Sales	1,558.6	116.0	1,577.2	115.5	(1.2)
Domestic Market	873.6	65.0	855.9	62.7	2.1
Exports	685.0	51.0	721.2	52.8	(5.0)
Net Sales	1,343.3	100.0	1,365.9	100.0	(1.7)
Gross Profit	396.3	29.5	379.2	27.8	4.5
EBIT	146.4	10.9	135.6	9.9	7.9
Net Income	109.1	8.1	84.3	6.2	29.4
EBITDA	175.7	13.1	156.4	11.5	12.3
EPS*	2.45		1.89		29.4
Frozen and Chilled Products (thousand tons)	340.0		320.1		6.2

HIGHLIGHTS - R$ Million	2005	% Net Sales	2004	% Net Sales	% Ch.
Gross Sales	5,873.3	114.2	5,567.3	114.0	5.5
Domestic Market	3,035.8	59.0	2,840.1	58.2	6.9
Exports	2,837.5	55.1	2,727.2	55.8	4.0
Net Sales	5,145.2	100.0	4,883.3	100.0	5.4
Gross Profit	1,459.3	28.4	1,350.9	27.7	8.0
EBIT	547.2	10.6	498.3	10.2	9.8
Net Income	361.0	7.0	295.6	6.1	22.1
EBITDA	655.7	12.7	595.0	12.2	10.2
EPS*	8.11		6.64		22.1
Frozen and Chilled Products (thousand tons)	1,268.9		1,141.3		11.2

*Earnings per share (in Reais), excluding treasury shares

SECTORIAL PERFORMANCE

During 2006, company performance in both domestic and international markets should benefit from GDP growth, controlled inflation, export business, greater international credibility, declining unemployment, the improvement in disposable incomes and the opportunities arising from avian influenza outbreaks elsewhere.

Exports

Brazilian exports continued to post vigorous growth. According to the Brazilian Association of Chicken Producers and Exporters (ABEF), exports of poultry meat during 2005 reported a year-on-year increase of 14% to 2.8 million tons.

Overseas shipments of pork meat amounted to 625,000 tons, 23% up from 2004 based on Brazilian Pork Meat Industry and Exporters Association (ABIPECS) data.

USDA forecasts for 2006 show Brazilian exports of poultry meat growing by 7% while overseas sales of pork meat remain stable.

Domestic Market

According to statistics published by AC Nielsen do Brasil Ltda, the domestic market for processed/elaborated products reported the following performance in volume terms: a growth of 10.2% in the consumption of specialty meats and 16.2% for frozen pizzas – accumulated percentage up to December 2005; frozen meat products reported an increase of 7.3%, while the frozen pasta segment climbed 13.4%, based on accumulated data to November 2005.

After several consecutive years of declining real incomes, 2005 was marked by a reversal in this movement with real incomes of the working population growing by close to 2% in relation to 2004. Total real salaries grew 5%, while employment numbers were up by about 3%. Forecasts for 2006 are for a similar or greater increase in total salaries together with a weakening in the demand for personal credit, a fact which should lead to improved consumption of non-durable goods.

Raw Materials

The world outlook appears fair for corn and soybean supplies. The US 2005/06-soybean crop is estimated at 84 million tons in the most recent USDA report. While slightly down from the 2004/05 crop, this is still the second largest on record and is pushing up inventory, thus maintaining international prices at depressed levels.

This factor associated with an appreciated Real resulted in a 25% decline in domestic market prices in 2005 against 2004. Soybean and soybean product acquisition costs in 2006 as a whole are forecasted to drop by around 5% in relation to 2005.

Meanwhile, in the case of corn, while the scenario in the international market is similar, the poor domestic crop has resulted in Brazil becoming a net importer – the consequence being a much smaller reduction in prices of 6% over 2004 compared with the trajectory of soybean quotations. It is estimated that 2006 prices could slip lower – also in the region of 5% – due to the increase in the domestic crop and continuing depressed world prices.

Animal Health Questions

Brazil and the world as a whole are facing the challenge of animal health problems that are impacting the meat products segment. An example is foot and mouth disease outbreaks in the states of Mato Grosso do Sul and Paraná, leading to the ban on beef and pork meat exports from these states by some importing countries.

Avian influenza is another cause for concern. Bird flu has already been present for a long period in certain producing countries with outbreaks already having spread to some regions of Europe. The initial reaction has been declining consumption and prices in some markets although this scenario should subsequently be reversed, potentially creating opportunities for Brazilian products.  According to research by avian influenza experts, the chances of this type of virus reaching Brazil are low due to the country’s climatic characteristics and the sanitary conditions under which animals are kept.

The operational plan for the prevention of Newcastle and Avian Influenza diseases announced on January 12 2006 by the Brazilian Ministry of Agriculture provides for the allocation of funds for the re-equipment of laboratories, the installation of sanitary barriers along state lines, the training of human resources, and education campaigns. The document, which is the result of a consensus between the government and the private sector, lists a series of measures for preventing, containing and monitoring poultry diseases should they occur in Brazil. Among the principal points agreed are controls on the movement of poultry and products that might be instrumental in spreading the disease.

Perdigão employs one of the most advanced traceability processes throughout its production chain. Its plants are located in several Brazilian states, giving the Company the flexibility to adjust production to meet the demand from more than 100 poultry product-importing countries and more than 25 pork meat importers, in addition to the existing 84,700 domestic market customers. We expect to be able to weather this period and with the minimum impact on Company earnings, using our experience and competence to ameliorate any adverse factors that may arise.

INVESTMENTS AND PROJECTS

The year’s capital expenditures amounted to R$ 280.0 million, 153.5% up on 2004. In the final quarter 2005, investments totaled R$ 107.1 million, 110.6% greater than the fourth quarter 2004.

In line with the sustained growth planned for the next few years, Perdigão announced investments in the acquisition of industrial units, expansion in production capacity, logistical structure and the entry into new segments and production lines, the following projects being particularly worthy of note:

•                  Expansion in poultry and pork meat production and processing at the Rio Verde Agroindustrial Complex in the state of Goiás - GO;

•                  Expansion, modernization and improvement in the industrial units in the states of Santa Catarina - SC, Rio Grande do Sul - RS and Paraná - PR;

•                  Improvements in infrastructure and logistics, including the mega Distribution Centers (DCs) projected to match the production flows from the industrial complexes in the states of Santa Catarina and Rio Grande do Sul and to facilitate cargo preparation and dispatching from Videira-SC and Marau-RS to DCs nationwide;

•                  On March 28, the leasing of Prontodellis’ installations with a production capacity of 400 tons/month, exclusively for the manufacture of cooked chicken, turkey and beef products.

•                  Implementation of the Mineiros Agroindustrial Complex in the state of Goiás for the production of special poultry (turkey and Chester®), with investments set at R$ 165 million between 2005 and 2007, operations at full capacity by 2008, when daily slaughtering levels should be up to 140,000 head of poultry and processing at 81,000 tons/year;

•                  In order to meet the growing demand for chicken meat exports, on June 20, the Company acquired certain assets in Nova Mutum – state of Mato Grosso (MT), including a chicken slaughtering facility, a hatchery, an animal feed plant, grain storage facilities and a soybean roasting installation; the Nova Mutum unit has a capacity of 60,000 chicken/day – currently being expanded to 140,000 chickens/day. The total value of the investment involved in the operation amounted to approximately R$ 40 million.

•                  Entry into the beef business, announced on September 22 with the focus primarily on exports, through the signature of an industrial services contract with Arantes Alimentos Ltda., which operates a plant in Cachoeira Alta-GO. The target is to achieve production of approximately 60,000 tons of beef products in 2006 and enhance sales by about R$ 270 million.

•                  A service agreement was signed on December 1 with Gale Agroindustrial located in Jataí-GO for the slaughtering of poultry and the supply of animal feed. The unit has a slaughtering capacity of 90,000 head of poultry/day. In addition, the company acquired a hatchery and a poultry-breeding farm in Jataí representing an investment of approximately R$ 30 million.

•                  On July 12, the company inaugurated the Perdigão Services Center – CSP in Itajaí (SC) for centralizing important administrative services previously dispersed throughout various regions of the country. The CSP will be responsible for running such corporate areas as Finance, Controller’s Office, Human Relations, Information Technology (IT), Supply and Sales Support.

•                  The beginning of implementation of ATP – Perdigão Total Service – which involves the creation of a competitive differential for serving the markets. ATP also provides a view of profitability based on market and product mix over the medium term, allows equilibrium between supply and demand through the process of managing orders, inventory, demand and integrated planning and controls the performance of the supply chain operating and planning processes through the implementation of performance indicators.

On December 28, 2005, the Company announced to the market that it shares some industrial units with Batávia S.A. in Carambeí-PR. This proximity and the potential synergies between the two companies have led to negotiations concerning an eventual acquisition of a controlling stake in Batávia S.A. by Perdigão.

OPERATING PERFORMANCE

Production

During the quarter, 520.6 million head of poultry and 3.6 million head of hogs were slaughtered, representing growth of 6.9% and 12%, respectively. In the new segment – beef cattle, the slaughtering of which began in December, 9,600 animals were slaughtered.

Production of frozen and chilled products grew 12.8%, poultry and pork meats recording 11% and 15% increases during the year. The fourth quarter of 2005 saw production of frozen and chilled products up by 12.1%, poultry meats, 12% and pork meat, 10.9% while beef production increased by 29.7%.

Production	4Q 05	4Q 04	% Ch.	2005	2004	% Ch.
Poultry Slaughter (million heads)	134.8	123.7	9.0	520.6	487.1	6.9
Hog Slaughter (thousand heads)	872.7	807.8	8.0	3,560.9	3,180.1	12.0
Poultry Meats (thousand tons)	192.3	171.7	12.0	726.5	654.3	11.0
Pork/Beef Meats (thousand tons)	138.0	123.0	12.2	532.1	461.4	15.3
Total Meats (thousand tons)	330.3	294.7	12.1	1,258.5	1,115.7	12.8
Other Processed Products (thousand tons)	5.8	5.3	9.4	22.4	19.8	13.1
Feed and Premix (thousand tons)	802.8	738.6	8.7	3,094.1	2,908.0	6.4
One-day Chicks (million units)	143.6	130.5	10.0	546.7	511.1	7.0
Soybean Crushing (thousand tons)	33.1	128.7	(74.3)	357.7	554.3	(35.5)
Degummed Oil (thousand tons)	5.6	23.0	(75.8)	62.4	99.1	(37.0)
Refined Oil (thousand tons)	—	14.5	(100.0)	40.4	65.8	(38.7)

In July, as part of the focus on its core business, Perdigão signed commercial agreements with Bunge Alimentos, providing for the sale of the assets of the soybean crushing and oil refining unit in Marau-RS with a processing capacity of a thousand tons of soybeans/day. Also included under the agreement was the licensing of the Perdigão and Borella cooking oil brands to Bunge, while Bunge is to supply soybean meal to Perdigão’s animal feed plants in Catanduvas (SC), Marau and Gaurama (RS) for a seven-year period.

Consequently, the soybean crushing business declined 35.5% during the year and 74.3% in the final quarter, as well as degummed and refined oil, the output of which fell 37.0% and 38.7%, respectively, during the year for similar reasons.

Domestic Market

The domestic market recorded sales of R$ 3.0 billion during the year and R$ 873.6 million in the final quarter, representing increases of 6.9% and 2.1%, respectively.  In the second quarter 2005, the Company sold the soybean unit in Marau-RS, whose sales of soybean oil products accounted for about 3% of sales, the impact of this initiative having a negligible impact on overall operating results.

Frozen and chilled product sales volume grew 8.4% during the year, driven by the sale of processed/elaborated products, which reported a growth of 6.3% and by in-natura poultry products – a 28.3% increase. The latter performance represented the acquisition of the Nova Mutum-MT unit, which allowed Perdigão to ramp up sales volumes of these products in the domestic market. In the fourth quarter, the sale of frozen and chilled products increased by 9%, the highlight here being elaborated products, which recorded a strong growth of 8.4%.

Average prices in the domestic market were 2.8% higher against an increase in costs of only 1.3%. In the final quarter of the year, average prices registered a fall of 1.9%, with only seasonal specialty products reporting increases in prices. Average costs were 5.1% lower.

	Tons (thousand)			Sales (R$ million)
Domestic Market	4Q 05	4Q 04	% Ch.	4Q 05	4Q 04	% Ch.
In-Natura	15.9	11.7	36.1	61.0	48.0	26.9
Poultry	13.1	9.2	42.4	51.5	38.4	33.9
Pork/ beef	2.8	2.5	13.1	9.5	9.6	(1.4)
Elaborated/Processed (meats)	144.6	135.4	6.8	715.6	681.1	5.1
Other Processed	6.3	5.8	7.8	47.6	45.2	5.4
Total Frozen and Chilled	166.8	152.9	9.0	824.2	774.3	6.4
Soybean Products	14.6	33.2	(56.2)	12.1	47.6	(74.6)
Others	—	—	—	37.4	34.1	9.7
Total	181.3	186.2	(2.6)	873.6	855.9	2.1
Total Elaborated/Processed	150.9	141.3	6.8	763.2	726.3	5.1

	Tons (thousand)			Sales (R$ million)
Domestic Market	2005	2004	% Ch.	2005	2004	% Ch.
In-Natura	59.2	46.2	28.3	225.1	180.7	24.6
Poultry	49.3	34.5	42.6	186.3	135.3	37.7
Pork/ beef	10.0	11.6	(14.0)	38.8	45.4	(14.4)
Elaborated/Processed (meats)	492.5	463.4	6.3	2,332.6	2,127.9	9.6
Other Processed	25.2	22.7	11.0	192.7	171.7	12.3
Total Frozen and Chilled	576.9	532.2	8.4	2,750.4	2,480.2	10.9
Soybean Products	119.9	146.6	(18.3)	155.9	235.0	(33.7)
Others	—	—	—	129.5	124.8	3.8
Total	696.8	678.9	2.6	3,035.8	2,840.1	6.9
Total Elaborated/Processed	517.7	486.1	6.5	2,525.3	2,299.6	9.8

The Company launched the following products on the domestic market during the year: Perdigão branded items: – Bologna Ouro mini sausage, small calabrese pizza, mini salami, Hot Wings, Donutz– seasoned, breaded, ring-shaped chicken pieces, Rock Dog – frankfurter roll, Panino – pizza filled with ham, cheese, tomatoes and oregano, boneless Chester®, ham and cheese lasagna in tomato sauce, chicken steak flavored calabrese, vegetable stroganoff and lasagna, cooked and smoked breast of turkey, half chicken with Catupiry®  and half mozzarella pizza, chicken bologna sausage, vegetable patitas, manioc croquettes, Turma da Mônica chicken and carrot hamburgers and Turma da Mônica margarine. The following Batavo branded items were launched: chicken fingers, smoked ham pâté, chicken hamburgers, mini cheese bread, smoked freski ham, bologna sausage without lard pieces, mini croc - mini breaded chicken pieces, pizza Bahiana – with cheese, pepper, sausage and onion, paio and thin sausage, smoked freski chicken breast, west burguer, turkey meat – specialiteye.

Also included in Perdigão’s product portfolio is the first nationwide brand of margarine for the infant market (under the Turma de Mônica name). The new product is vitamin-enriched with an accentuated milk flavor. The Company has also launched a traditional version of the product with butter flavor to meet consumer preferences and sold under the Borella brand name. Perdigão has signed a partnership agreement with Coamo Agroindustrial Cooperativa of Campo Mourão (PR) to manufacture the new line.

The Company increased its accumulated market share as follows: by 80 basis points in the specialty meats segment, 40 basis points for frozen meats, 10 basis points for pastas and 160 basis points for frozen pizzas.

Source AC Nielsen do Brasil Ltda

The improvement in volume and mix to institutional customers market has increased as shown in the following graph:

Distribution Channels

In revenues

Exports

Exports amounted to R$ 2.8 billion, 4% higher for the year. The fourth quarter accounted for R$ 685.0 million, a year-on-year drop of only 5% considering the excellent sales performance in the same quarter of 2004. The overseas market was boosted by the increase in sales volume of 13.6% for the year and 3.6% in the quarter. However, export revenue in Reais was significantly impacted by the appreciation of the Real against the US dollar (17.3% for the year and 17.5% for the final quarter).

Growth in chilled and frozen sales volume was buoyant in the elaborated/processed product segment – 54.4% higher for the year and 30% up for the final quarter. This was a reflection of the Company’s policy of internationalization with the opening of overseas offices, further development of traditional markets, and an increased customer base, in addition to the launching of new products.

	Tons (thousand)			Sales (R$ million)
Exports	4Q 05	4Q 04	% Ch.	4Q 05	4Q 04	% Ch
In-Natura	139.5	141.4	(1.3)	522.5	565.0	(7.5)
Poultry	109.7	117.0	(6.3)	392.1	429.1	(8.6)
Pork/ beef	29.9	24.4	22.2	130.4	135.9	(4.0)
Elaborated / Processed (meats)	33.3	25.6	30.0	160.5	153.5	4.6
Total Frozen and Chilled	173.2	167.2	3.6	685.0	719.5	(4.8)
Total	173.2	167.3	3.5	685.0	721.2	(5.0)
Total Elaborated / Processed	33.7	25.8	30.7	162.5	154.5	5.2

	Tons (thousand)			Sales (R$ million)
Exports	2005	2004	% Ch.	2005	2004	% Ch.
In-Natura	573.7	532.6	7.7	2,231.7	2,180.1	2.4
Poultry	453.5	441.2	2.8	1,653.0	1,723.3	(4.1)
Pork/ beef	120.2	91.4	31.5	578.7	456.8	26.7
Elaborated / Processed (meats)	117.3	76.0	54.4	598.7	540.3	10.8
Total Frozen and Chilled	692.0	609.1	13.6	2,835.7	2,723.5	4.1
Total	692.2	609.5	13.6	2,837.5	2,727.2	4.0
Total Elaborated / Processed	118.3	76.4	54.7	604.1	543.4	11.2

The leading markets reported the following highlights:

•                  Middle East – an increase of 1.9% in volume and 1.1% in sales. Consumption in this market was strong, as well as reflecting tighter supplies of local products due to sanitary issues and high costs.

•                  Far East – Volume was up by 6.9%, although sales were off by 2.8%, with good demand posted by the Japanese market and dollar prices up on the previous year.

•                  Europe – With volume 15.2% higher and sales down 6.2%, there was an improvement in product mix in this market.

•                  Eurasia – This market recorded strong demand, recording an increase of 32.5% in volume and 32.4% in revenue, especially for pork meat and processed products;

•                  Africa, the Americas and Other Countries – These markets recorded growth of 31.6% in volume and 21.5% in sales, principally due to the increased sales volume of processed items and a more diversified customer base.

Exports by Region

(% of Net Sales)

Average prices climbed by about 11.6% in US dollars (FOB) over the year –, a reflection of market performance and the improvement in the product portfolio. This however, was partially offset by an average appreciation of 17.3% in the Real against the US dollar leading to an 8.4% fall in average prices in Reais (Net Sales). As for the final quarter compared with the same quarter for 2004, prices increased by 14.9% (dollars – FOB), against a fall in average prices in Reais of 8.1% (Net Sales). The fall of 9.7% in average costs during the year and 10.3% in the final quarter also contributed to the cushioning of the impact of exchange rate fluctuations on margins in this market.

ECONOMIC AND FINANCIAL PERFORMANCE

Net Sales

Net sales reached R$ 5.1 billion, 5.4% higher in the year. In the final quarter of 2005, net sales were R$ 1.3 billion, 1.7% down on the same quarter in 2004. The good performance of frozen and chilled product sales volume of 11.2% for the year and 6.2% in the quarter, contributed favorably to performance, which was adversely affected by the continuous decline in the US dollar against the Real.

The accumulated relative share of higher value-added products (elaborated/processed) increased from 46.3% to 48.4% of net sales, a growth of 10.1% in net sales and 13.1% in volume for the year, driven by the increase in exports of specialty and frozen products.

Cost of Sales

Cost of sales registered an increase of 70 basis points for the year, representing 71.6% of net sales against 72.3% for the preceding year, and rising 4.3% less than sales in absolute values. The final quarter reported a fall of 4% in the cost of sales, with a decline from 72.2% to 70.5% of net sales.

Among the leading factors contributing to this performance, we would highlight enhanced productivity, further optimization of industrial processes, the reduction in the principal raw material costs (soybeans, soybean meal, corn, live hogs from third parties and industrial meats), as well as increased output from the regions of the Brazilian Mid West.

On the other hand, Perdigão recorded increased labor costs reflecting additional manpower required to meet the requirements for planned capacity increases. The Company also saw a rise in other costs such as freight, electricity and packaging.

Gross Margin and Gross Profit

The Company reported improved performance for the year as a whole as well as the final quarter due both to performance in frozen and chilled product sales – particularly exports - and also the reduction in costs.  This boosted gross profits by 8% to R$ 1.5 billion in the year and by 4.5% to R$ 396.3 million in the final quarter in relation to the same period in 2004.

Consequently, the gross margin for the year reached 28.4% against 27.7%, a 70 basis points gain. Comparative results for the quarter were even better with the gross margin widening by 170 basis points to 29.5% in relation to the same quarter for the previous year of 27.8%.

Operating Expenses

Operating expenses amounted to 17.7% of net sales against 17.5% in 2004, with an increase of 7% during the period. The Company was able to maintain its operating expenses steady in relation to net sales thanks to the benefits of its logistics project which offset external factors impacting selling expenses. These factors included increased freight costs arising from heavy rainfall affecting the Company’s main export port of Itajaí-SC, all dockside movement being interrupted for six days in the third quarter. In addition, in the fourth quarter, the agricultural inspectors’ strike delayed shipments, consequently resulting in higher warehousing costs.

Results and Operating Margin

Operating profit before financial expenses totaled R$ 547.2 million, an increase of 9.8%, reflecting excellent sales volume, improved product mix and a reduction in costs. This result was achieved in spite of the impact of exchange rate appreciation on export revenues. In the final quarter, operating profit reached R$ 146.4 million, 7.9% higher compared with the same quarter in 2004.

The operating margin was 10.6% against 10.2% reported for the previous year. In the final quarter, the Company reported a significant increase in margin from 9.9% to 10.9%.

Financial Results

Perdigão successfully cut its financial expenses by 29.8% for the year. This was largely due to the revenue generated from discounts on the pre-payment of long-term liabilities and the absence of expenses on fixed grain contracts compared with the preceding year.

R$ Million			On 12/31/05	On 12/31/04
Debt	Short - Term	Long - Term	Total	Total	% Ch.
Local Currency	250.2	132.7	382.8	518.8	(26.2)
Foreign Currency	298.5	992.7	1,291.2	652.8	97.8
Gross Debt	548.7	1,125.4	1,674.0	1,171.5	42.9
Cash Investments
Local Currency	169.0	—	169.0	166.7	1.4
Foreign Currency	648.7	91.6	740.4	231.0	220.5
Total Cash Investments	817.7	91.6	909.3	397.7	128.7
Net Debt	(269.0)	1,033.7	764.7	773.8	(1.2)
Exchange Rate Exposure - US$ Million			(84.8)	14.4	—

(1) The Company consolidated the FIDC – the Perdigão Credit Rights Investment Fund and classified the ACEs – Advances Against Export Contracts in the liabilities as from this quarter in the amount of R$ 187.8 million (R$ 284.7 million in 2004); see explanatory notes 13 and 14.

In spite of higher capital expenditures and working capital requirements, net debt fell 1.2% in the year, equivalent to 1.2 times the ratio of net debt to EBITDA.

Net Income and Net Margin

Net income increased 22.1% for the year, reaching R$ 361 million. These earnings were mainly achieved due to an aggressive sales campaign during the period, improvements in processes and the reduction in costs. In the final quarter, net income reported an increase of 29.4% to R$ 109 million, impacted positively by export performance as well as strong domestic consumption during the year-end holiday period.

The net margin during the year was 7.0% against 6.1% recorded in the previous year, while the Company registered a net margin of 8.1% for the final quarter against 6.2% in the same quarter in 2004.

EBITDA

Operating cash generation as measured by EBITDA reached R$ 655.7 million, a 10.2% increase for the year and representing an EBITDA margin of 12.7% against 12.2% for 2004.

Perdigão recorded EBITDA for the final quarter of R$ 175.7 million, 12.3% up equivalent to an EBITDA margin of 13.1% against 11.5% in the fourth quarter 2005 and above the Company’s historical average.

EBITDA	4th Quarter			YTD.
R$ Million	2005	2004	% Ch.	2005	2004	% Ch.
Operating Income Bef. Finan. Exp.	146.4	135.6	7.9	547.2	498.3	9.8
(+) Depreciation, amortization, and depletion	30.4	26.9	13.0	117.3	105.3	11.5
(+ -) Other Operating Results	(1.1)	(6.1)	(82.3)	(8.9)	(8.6)	3.9
= EBITDA	175.7	156.4	12.3	655.7	595.0	10.2

SHAREHOLDERS’ EQUITY

Shareholders’ Equity totaled R$ 1.2 billion, compared with R$ 970.1 million, 26% higher than the accumulated amount for the preceding year, with an annualized return of 37.2%.

INTANGIBLE ASSETS

Among Perdigão’s main competitive advantages, the most important are: the Perdigão brand name – one of the most valuable in Brazil, the Company’s human capital, management policy and management tools, the technological and environmental processes, and competence and innovation providing the basis for the Company to export to various continents. All such intangible assets result in the creation of value, which – while not being measurable in absolute terms – can be identified and evaluated by our stakeholders.

STOCK MARKET

The Company’s shares quoted on the local stock exchange and ADRs recorded a performance above the leading Brazilian and international indexes for the year, the capital markets overall sustaining their activities in spite of the political crisis in Brazil.

Perdigão’s shares appreciated 37.7% over the year against the Ibovespa’s appreciation of 27.7%. Trading volume was 9.8% higher for the year as a whole, and 20.6% up for the final quarter of the year.

While the Dow Jones slipped by 0.6% for the year, Perdigão’s ADRs climbed 54.6%. The accumulated trading volume for the year rose 4% and increased 37.9% in the final quarter.

PRGA4	4Q 05	4Q 04	2005	2004
Share Price - R$*	78.90	57.30	78.90	57.30
Traded Shares (volume)	12.3 million	10.2 million	33.9 million	33.6 million
Performance	1.7%	25.1%	37.7%	132.0%
Bovespa index	5.9%	12.7%	27.7%	17.8%
IGC - Brazil Corp. Gov. Index	11.8%	22.1%	43.8%	37.9%

PDA	4Q 05	4Q 04	2005	2004
Share Price - US$*	68.32	44.20	68.32	44.20
Traded ADRs (volume)	901.2 thousand	653.4 thousand	2.6 million	2.5 million
Performance	(2.1)%	38.5%	54.6%	154.8%
Dow Jones Index	1.4%	7.0%	(0.6)%	3.1%

*Closing Price

The average daily financial trading volume for the combined domestic and international markets amounted to US$ 4.2 million during the year, representing an increase of 110% compared with the same period in 2004. The volume accounted for 40.7% of the Brazilian food sector’s entire trading activity on the Bovespa and 42.5% of the sector’s ADRs on the New York Stock Exchange.

Perdigão is a component of the theoretical portfolios of the following Bovespa indexes: 50–IBrX50 Brazil Index, IbrX Brazil Index, Special Corporate Governance

Stock Index–IGC, Special Tag Along Stock Index– ITAG, Corporate Sustainability Index–ISE, Valor Bovespa Index– IVBX-2.

SOCIAL BALANCE

The Company created 4,200 new job opportunities during the year, ending 2005 with a workforce of 35,556, an increase of 13.2%. These additional employees were allocated to the industrial units where output is being expanded, and also to the commercial area in the light of domestic and international market demand.

Main Indicators	12.31.2005	12.31.2004	% Ch.
Number of Employees	35,556	31,406	13.2
Net Sales per Employee/year - R$thousands	144.7	155.5	(6.9)
Productivity per Employee (tons/year)	36.1	36.3	(0.6)

Perdigão allocated an additional 21.1%, totaling R$ 85.9 million, to benefits and social programs, such as nutrition, health care, education, culture, transportation, professional training and development, and the private pension fund, among others. An additional 28.5% was invested in the environmental area, amounting to R$ 8.9 million.

Accumulated added value was R$ 1.9 billion, 12.7% more than in 2004.

Distribution of Added Value

CORPORATE GOVERNANCE

Investors

Perdigão was one of 28 companies (the only one in the food sector) selected to be a component of the Corporate Sustainability Index–ISE, which the Bovespa launched on December 1, 2005. The index’s purpose is to measure the return on a portfolio composed of shares of companies recognized as being committed to social responsibility and corporate sustainability, and also for promoting good practices in the Brazilian corporate environment.

On January 16, 2006, management disclosed a note of clarification with respect to studies in progress over approximately the past twelve months on an eventual corporate restructuring at the Company. However, Perdigão informs that no final decision – which in any event will be dependent on shareholder approval – has yet been taken on this matter. In line with its commitment to the highest standards of corporate governance and transparency for its shareholders, the Company will make a full announcement to the market once a definitive decision is taken.

Shareholder Remuneration

On August 31, 2005, Perdigão distributed R$1.04473514 gross per share to its shareholders and equivalent to a total payout of R$ 46.5 million in the form of Interest on Equity Capital and approved by the Board of Directors on June 20, 2005. On December 19, 2005, the Board of Directors approved a further payment of R$1.08517650 gross per share also in the form of Interest on Equity Capital for a total of R$48.3 million. Payment to shareholders will take place on February 24, 2006. On January 26, 2006, the Board of Directors approved the distribution of R$0.30306758 per share for a total amount of R$ 13.5 million in dividends and also to be credited to shareholders on February 24, 2006.

Audit Committee

At an Ordinary and Extraordinary General Meeting on April 29, 2005, the shareholders approved necessary changes to the corporate bylaws and the implementation of the Audit Committee, the responsibilities of which were attributed to the Fiscal Council. At the same meeting, the Board also selected the Committee’s financial expert in compliance with the requirements of the Sarbanes-Oxley Act.

Consultancy Fees

The amount paid to the independent auditors (Ernst & Young) for consultancy services during the year totaled R$ 433,000, representing 71% of the total fees for audit services contracted in 2005. These consultancy services were contracted and carried out in 2005 and were principally related to international tax consultancy work. The contracting of Perdigão’s auditors for consultancy services is subject to the Board of Directors’ prior approval. This approval is given on the understanding that the consultancy services rendered in no way places at risk the independence and objectivity of the Company’s auditors in the manner the external audit is conducted. Approval is in accordance with the restrictions on performing certain services under the US Sarbanes-Oxley Act.

AWARDS

All areas of the Company received important awards and citations during 2005. This recognition is evidence of the commitment and involvement of all to corporate responsibility which encompasses economic, social and environmental aspects. Among the principal distinctions, we would mention:

•                  Corporate Excellence, Best Company of the Year in the Food Sector category, according to the Brazilian Economics Institute – IBRE of the Getúlio Vargas Foundation - FGV, awarded by the Conjuntura Econômica magazine;

•                  The best Investor return in the food sector awarded by the Estado News Agency, the Company also being ranked among the ten best in Brazil;

•                  GVA 50 Ranking published by the FGV – Best Generation of Gross Added Value of consumer and retail goods and third place in the Brazilian ranking;

•                  Best Annual Report 2004 receiving the highest score ever awarded for this prize by the Brazilian Association of Listed Companies - Abrasca;

•                  Platinum List 2005 – the fifth best in the national ranking out of the 200 best Brazilian companies and first place in the food sector according to Economática and published by Forbes-Brasil.

•                  Honorable Mention in the Grand Prix for the best Investor Relations programs (companies not components of the Ibovespa-IR Awards scheme) and the Best Investor Relations Officer, by IR Magazine.

•                  Institutional Investor Research Group’s outstanding names in the IR ranking for the Latin American Food and Beverage sector as: Leader in Corporate Governance and buy side, based on communication efficiency and improvement in IR practices over the past year and best CFO.

•                  Consumidor Moderno for Excellence in Services to the Customer – Food Category, awarded by Consumidor Moderno magazine;

•                  Product Launch of the Year – Chicken PopCorn – Ready to Serve Category, awarded by Superhiper magazine published by the Brazilian Supermarkets Association - ABRAS;

•                  Foreign Trade Highlight 2005, awarded by the Ministry for Development, Industry and Foreign Trade and by the Foreign Trade Association of Brazil (AEB).

•                  Fritz Müller Award (for the fifth time and the third consecutive occasion) in the Conservation Unit category for the Natureza Viva Environmental Reserve project presented by the Environmental Foundation (FATMA) and the Santa Catarina state government;

•                  Excellence in Social Management – stage 4 considered the most advanced in Social Management, awarded by Editora Expressão;

•                  Exame Guide of Good Corporate Citizenship for the fourth time, Model and Outstanding Company with the Semear Project, Exame Magazine;

•                  Valor for Social Responsibility 2005 – Grand Prix Category, Popular Vote, presented by the newspaper Valor Econômico;

•                  Social Responsibility Certificate 2005 – Large Companies category, granted by the state of Rio Grande do Sul Legislative Assembly.

OUTLOOK

The outlook points to a tendency for improved disposable income in Brazil and an increase in salaried numbers. In addition, although initially triggering falling consumption and prices, the avian influenza outbreak could subsequently generate opportunities by offering favorable conditions for repeating or even surpassing the results reported for last year. Based on our business plan, we are factoring in the following prospects for 2006:

•                  Growth of approximately 10% in frozen and chilled product volume to the domestic market;

•                  Increase of about 15% for frozen and chilled product exports;

•                  Investments of approximately R$ 440 million.

We have opted for a management model that focuses on the businesses and on results, product launches which meet the expectations of our worldwide consumers, prioritizing our intangible assets, and management of the risks of our business, thus promoting corporate responsibility and sustainability.

The commitment and competence of all were fundamental for reaching our targets and we would like to thank our stakeholders for the credibility, support and trust they have placed in us. We continue to count on the same determination in meeting the new challenges that the Company will face in future years.

São Paulo, February 2006.

Eggon João da Silva	Nildemar Secches

Chairman of the Board of Directors

Chief Executive Officer

Consolidated Financial Statements for the Period Ended
December 31, 2005 and 2004

(In thousands of Brazilian Reais, in accordance with Corporate Law)

Balance Sheet					2005	2004
Assets					3,632,220	2,800,144
Current Assets					2,188,607	1,544,158
Noncurrent Assets					227,443	260,550
Permanent					1,216,170	995,436
Investments					15,616	488
Property, Plant and Equipment					1,106,726	918,479
Deferred Charges					93,828	76,469

Liabilities and Shareholders’ Equity					3,632,220	2,800,144
Current Liabilities					1,129,910	1,235,888
Long-Term Liabilities					1,279,515	594,136
Shareholders´ Equity					1,222,795	970,120
Capital Stock Restated					800,000	490,000
Reserves					422,795	480,120

Income Statement	4Q 05	4Q 04.	% Ch	2005	2004	% Ch
Gross Sales	1,558,617	1,577,156	(1.2)	5,873,297	5,567,291	5.5
Domestic Sales	873,619	855,944	2.1	3,035,826	2,840,057	6.9
Exports	684,998	721,212	(5.0)	2,837,471	2,727,234	4.0
Sales Deductions	(215,271)	(211,272)	1.9	(728,121)	(684,037)	6.4
Net Sales	1,343,346	1,365,884	(1.7)	5,145,176	4,883,254	5.4
Cost of Sales	(947,064)	(986,716)	(4.0)	(3,685,910)	(3,532,385)	4.3
Gross Profit	396,282	379,168	4.5	1,459,266	1,350,869	8.0
Operating Expenses	(249,902)	(243,536)	2.6	(912,046)	(852,586)	7.0
Operating Income Bef. Finan. Exp.	146,380	135,632	7.9	547,220	498,283	9.8
Financial Expenses, net	(20,004)	(17,819)	12.3	(82,726)	(117,789)	(29.8)
Other Operating Results	(1,077)	(6,078)	(82.3)	(8,911)	(8,579)	3.9
Income from Operations	125,299	111,735	12.1	455,583	371,915	22.5
Nonoperating Income	(3,173)	(730)	334.7	(4,457)	(3,480)	28.1
Income Before Taxes	122,126	111,005	10.0	451,126	368,435	22.4
Income Tax and Social Contribution	(4,358)	(23,917)	(81.8)	(62,528)	(47,334)	32.1
Employees/Management Profit Sharing	(8,718)	(2,798)	211.6	(27,634)	(25,482)	8.4
Net Income	109,050	84,290	29.4	360,964	295,619	22.1
EBITDA	175,674	156,425	12.3	655,652	594,975	10.2

EBITDA – Earnings before interest, taxes, depreciation and amortization

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.

11.01 – EXPLANATORY NOTES

1.              THE COMPANY AND ITS PRINCIPAL OPERATIONS

The main activities engaged in by Perdigão S.A. and its subsidiaries (“the Company”) are the raising, production and slaughter of poultry (chicken, Chester®, turkey and others) and pork; processing and/or sale of meats, frozen pasta, frozen vegetables and soybean derivatives. At the end of 2005, the Company entered the beef business and the sale of margarines through third-parties that will produce these products by request.

Crossban Holdings GMBH (Crossban) with headquarters in Austria is the Holding Company for Perdigão’s international subsidiaries and is responsible for international investments. Crossban controls the following operative companies: Perdigão International Ltd., Perdix International Foods Comércio Internacional Lda, Perdigão Ásia Pte Ltd, Perdigão France SARL and Perdigão Nihon K.K..

Perdigão Agroindustrial S.A. and Perdigão Export Ltd. are directly controlled in full and companies Perdigão UK Ltd., Perdigão Holland B.V., Crossban Holdings GmbH., PRGA Participações Ltda., Perdigão Mato Grosso Rações Ltda. and Perdigão Agroindustrial Mato Grosso Ltda., are indirectly controlled in full by Perdigão S.A..

The wholly indirect owned subsidiaries PDA Distribuidora de Alimentos Ltda, Highline International Ltd., Perdigão Trading S.A. and BFF International Ltd. are not currently operating.

2.              BASIS FOR PREPARATION AND PRESENTATION OF THE FINANCIAL STATEMENTS

The Company’s financial statements are presented in Brazilian Reais and are prepared in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which is based on the Brazilian Corporate Law (Law No. 6,404/76, as amended), the rules and regulations issued by the “Comissão de Valores Mobiliários” - CVM, or the Brazilian Securities Commission, and the accounting standards issued by the IBRACON - “Instituto dos Auditores Independentes do Brasil”, or the Brazilian Institute of Independent Auditors.

In order to provide additional information, a statement of cash flow is presented in Note 19 in accordance with the Accounting Norms and Procedures – NPC 20 issued by IBRACON –  the Brazilian Independent Accountants Institute.

3.              MAIN ACCOUNTING PRACTICES

a)              Consolidated: the consolidated financial statements include the Company’s financial statements and the financial statements of the directly and indirectly held subsidiaries where the Company has control. All intercompany transactions were eliminated upon consolidation. As all the subsidiaries are wholly-owned there are no minority interests holders.

b)             Cash and Cash equivalents: comprises of cash in hands and in banks and highly liquid investments on fixed income funds and / or securities with maturity date of 90 days or less (Note 4).

c)              Short and Long-Term Investments: includes public and private fixed income titles. Stated at cost, plus income earned and adjusted to market value, if lower, in case of permanent losses (Note 5). The market value is released at Note 17 (e).

d)             Trade Accounts Receivable: stated net of provision for doubtful accounts, which was constituted based on the analysis of the risks and forecast for their realization, being considered sufficient by the Company management to cover possible losses on receivables (Note 6).

In 2003 the Company created a Credit Rights Investment Fund (Fundo de Investimento em Direitos Creditórios-FIDC), through which it negotiates part of its trade accounts receivable originated in the domestic market. According to the CVM –

Comissão de Valores Mobiliários (Brazilian Securities Commission) Instruction n. 408/2004 the Company consolidated the FIDC in the financial statements at December 31, 2005.

e)              Inventories: stated at average acquisition or formation costs, not exceeding market value or realizable value. Inventories of grain purchased under a “price to set basis” are stated at their market value on the closing date of the balance sheet, against a provision of the amount payable to the supplier. Grain purchased under a “price to set basis” that are used in the manufacturing process are valued on the date of utilization at their market value and any adjustments made after the utilization date are accounted for as income/expenses, against the trade accounts payable (Note 7).

f)                Taxes and contributions on income: in Brazil these are the corporate income tax (IRPJ) and the social contribution on net income (CSLL), which are calculated based on taxable income in accordance with legislation and tax rates in effect. Results from subsidiaries abroad are subject to taxation in their respective countries, according to local tax rates and regulations (Note 9).

Deferred taxes represent the income tax loss carry forwards and negative social contribution (CSLL), as well as the temporary differences between tax bases and accounting bases. Deferred income tax and social contribution assets and liabilities were recorded in current or non-current assets and liabilities according to their probability of realization. When the probability of future utilization of these credits is remote, a valuation allowance is provided for these deferred taxes assets.

g)             Investments: the investments in subsidiaries are accounted for under the equity method and eliminated upon consolidation. The other investments are stated at acquisition cost and reduced to market value, when applicable (Note 10).

h)             Property, Plant and Equipment: stated at acquisition or construction cost, monetarily restated until December 31, 1995, and further adjusted by revaluation, based on evaluation reports issued by independent appraisers, less accumulated depreciation. Since 1997, according to specific instruction issued by CVM, the Company has capitalized interest incurred in financing the construction of certain fixed assets. Depreciation is calculated using the straight-line method, based on the rates set forth in Note 11 (depletion based on utilization), and charged to production costs or directly to operating expenses as the case may be.

i)                 Deferred charges: consist mainly of costs incurred during development, construction and implementation of projects that will benefit the Company in future years. Charges are amortized over the estimated period during which these projects are contributing to the Company’s income. Deferred charges also include goodwill resulting from acquisitions of subsidiaries.

j)                 Goodwill resulted from companies’ acquisitions: the goodwill recorded represents the difference between the amount paid and the investment carrying amount at the acquisition date.

k)              Provisions for contingencies: Calculated based on an individual analysis of the contingencies, taking into account risks and estimates of probable losses (Note 15).

l)                 Derivative Financial Instruments: these are measured using the accrual method and unrealized gains/losses are recorded at each balance sheet (Note 13). Unrealized and realized gains and losses on such financial instruments are recognized as financial income/expense and the derivatives market value are disclosures on Note 17(e).

m)           Revenues Recognition: revenue is recognized at the time when the products are delivered.

n)             Profit sharing of management and employees: the employees and management are entitled to profit sharing based on certain goals, established and agreed upon yearly.  The amount is accrued in the period in which it the goal is attained and profits are achieved (Note 22).

o)             Shipping and handling costs: costs incurred related to goods not yet sold are recognized as prepaid expenses and appropriated as selling expenses upon the actual delivery of the goods to the customer, and the revenue recognized on the results. The shipping and handling costs amounted at R$531,552 (R$497,778 by 2004).

p)             Advertising and sales promotion costs: the advertising and sales promotion costs are recognized when incurred and amounted at R$46,380 (R$42,381 by 2004).

q)             Research and development (R&D): consists mainly of internal research and development of new products recognized when incurred on financial statements. The total amount of R&D expenses was R$6,335  (R$6,450 by 2004).

r)                Earnings per share: calculated based on shares outstanding at the balance sheet date.

s)              Translation of Foreign Currency: all assets and liabilities of foreign subsidiaries are translated to Reais based on the exchange rate used on the closing date of the balance sheets, and all income statements are based on the average monthly rates. The gains or losses resulting from this conversion are accounted for in financial income (expenses), net (Note 18).

The exchange rates in Reais on the closing date of translated balance sheets were as follows:

	December 31,
	2005	2004
US$ Dollar	2.3407	2.6544
Euro (€)	2.7691	3.6195
Pound (£)	4.0220	5.1258

t)                Use of estimates: in preparing the financial statements in accordance with accounting practices adopted in Brazil, the Company makes certain estimates and assumptions that affect the reported amounts of assets and liabilities shown in the balance sheet, and the reported amounts of revenues, costs and expenses for the periods presented. Although these estimates are based on management’s best available knowledge, actual results could differ from those estimates.

u)             Reclassifications: some reclassifications were made in the financial statements of the previous year to adjust them to the 2005 presentation. In terms of balance sheet the most relevant changes were (i) consolidation of the FIDC; (ii) treatment of the advances on export contracts (ACE’s) as loans and financing and (iii) redefinition of available funds as “cash and cash equivalents”, including not only cash in hand and bank deposits but also some investments (see Note 3 (b)). Regarding the income statements, the effects of exchange gains/losses over investments abroad were reclassified from equity accounting income to financial revenues (expenses) (Note 18).

4.         CASH AND EQUIVALENTS

	Parent Company		Consolidated
	2005	2004	2005	2004
Local currency:
Cash and banks	28	61	23,117	11,743
Highly liquid investments	—	—	112,208	105,008
	28	61	135,325	116,751
Foreign currency (mainly US$):
Cash and banks	—	—	935	606
Highly liquid investments	—	—	642,334	95,281
	—	—	643,269	95,887
	28	61	778,594	212,638

5.         SHORT AND LONG TERM INVESTMENTS – CONSOLIDATED

	2005	2004
Bank Deposit Certificates – CDB, denominated in Reais maturing in 2006	19,655	34,345
Brazilian Treasury Notes:
- Prefixed and postfixed interest denominated in Dollar, maturing up to 2009	92,695	103,301
- Prefixed interest, denominated in Euro, maturing in 2006	4,407	5,777
American Treasury Notes, denominated in Dollar, maturing up to 2014	—	26,052
National Treasury Bill, denominated in Reais	13,969	15,560
	130,726	185,035

Short-term	39,088	51,025
Long-term	91,638	134,010

6.                  TRADE ACCOUNTS RECEIVABLE - CONSOLIDATED

	2005	2004
Short-term
Trade accounts receivable	559,019	527,320
(-) Provision for doubtful accounts	(3,311)	(2,890)
	555,708	524,430

Long-term
Trade accounts receivable	22,308	22,165
(-) Provision for doubtful accounts	(11,806)	(11,726)
	10,502	10,439

The trade accounts receivable balance includes R$ 99,285 (R$ 80,810 as of December 31, 2004) related to receivables sold to FIDC that has been consolidated.

The provision for doubtful accounts of domestic customers is calculated based on historical losses of receivable balances over the last years. For foreign customers the analysis is made on an individual customer basis. The Company uses selection and analyses procedures for credit limits and, in general, does not require collateral from its customers. In case of default, collection efforts are made, including direct contact with customers and the use of outside collection agencies. If these efforts are not successful, legal action is considered, the accounts are reclassified as non-current accounts receivable and allowance for doubtful accounts is recorded.

The changes on the provision for doubtful accounts are as follows:

	2005	2004
Balance at beginning of year	14,616	20,446
Provision	4,586	3,126
Write-offs	(4,085)	(8,956)
Balance at end of year	15,117	14,616

7.                  INVENTORIES – CONSOLIDATED

	2005	2004
Finished goods	194,859	185,639
Goods-in-process	23,732	22,128
Raw materials	61,292	37,449
Secondary material and packing	87,661	82,365
Livestock (poultry, turkey and hogs)	262,804	243,537
Advances to suppliers and imports in transit	15,733	9,462
	646,081	580,580

8.                  RECOVERABLE TAXES

	Parent Company		Consolidated
	2005	2004	2005	2004
State VAT (ICMS tax)	—	—	56,341	26,782
Income Tax and Social Contribution	22,053	11,993	33,328	48,293
PIS/COFINS	—	—	1,967	34,726
IPI Tax	—	—	6,197	6,242
Others	—	—	3,597	2,401
	22,053	11,993	101,430	118,444

Current	22,053	11,993	83,232	90,781
Non-current	—	—	18,198	27,663

ICMS – Tax on the Circulation of Goods and Services (State VAT): due to its export revenues, the Company accumulates tax credits which are offset against tax debts generated by the sales in the domestic market, or transferred to third parties;

Withholding Income Tax and Social Contribution: corresponds to withholding tax on investments and on interest over Company’s capital by the parent company, which is offset against federal taxes payable;

PIS/COFINS: credits mainly related to the non-cumulative calculation of the PIS tax, effective since December, 2002 and COFINS, as from February 2004, which are offset against other federal taxes.

9.                  TAXES AND CONTRIBUTIONS ON INCOME

a)   Income Tax and Social Contribution on Net Income:

	Parent Company		Consolidated
	2005	2004	2005	2004
Profit before income tax, social contribution and profit-sharing	360,180	286,417	451,126	368,435
Tax rate	34%	34%	34%	34%
Expense at nominal rate	(122,461)	(97,382)	(153,383)	(125,268)
Adjustment of taxes and contributions on:
Statutory profit sharing	—	—	7,744	7,058
Interest over company’s capital	816	637	32,232	25,842
Equity pick-up	122,727	96,816	(23,075)	(8,841)
Difference of tax rates on foreign earnings from subsidiaries abroad	—	—	70,307	53,811
Non tributary receivables	—	—	2,824	409
Other adjustments	(64)	(78)	823	(345)
Effective benefit (expense)	1,018	(7)	(62,528)	(47,334)

Current income taxes	—	(13)	(59,826)	(24,430)
Deferred income taxes	1,018	6	(2,702)	(22,904)

The consolidated operational result before the subsidiaries abroad taxes are as follows:

	2005	2004
Earnings before income taxes of subsidiaries abroad	239,679	179,206
Current income taxes of subsidiaries abroad	(2,387)	(11,433)
Deferred income taxes of subsidiaries abroad	(8,797)	(2,940)

b) Deferred Income Tax and Social Contribution are as follows:

	Parent Company		Consolidated
	2005	2004	2005	2004
Tax losses carry forwards (IRPJ)	673	—	2,637	11,020
Negative calculation bases (CSLL)	274	9	2,743	7,853
Temporary differences:
Provisions for contingencies	11	10	31,487	14,106
Other temporary differences	308	228	(1,968)	5,271
Realizable revaluation reserve	—	—	(318)	(402)
Accelerated depreciation, with incentives	—	—	(915)	(1,480)
	1,266	247	33,666	36,368

Current asset	1,128	9	5,911	18,873
Non-current assets	138	238	47,220	31,710
Current and long-term liabilities	—	—	19,465	14,215

In Brazil, the tax return is subject to review by fiscal authorities for a five-year period from the return date. The Company could be subject to additional tax, fine and interest collection. The Crossban and others subsidiaries abroad results are subject to local taxes according to tax rates and local rules.

The Company’s management expects that deferred tax credits, constituted on tax losses and negative basis of social contribution, should be fully realized up to 2006.

Tax credits constituted on the provisions for contingencies will be realized as the lawsuits are settled and, consequently, there are no estimates for realization; thus, they are classified as long-term.

10.           INVESTMENTS

a)              Investments in subsidiaries – Parent Company

	Perdigão Agroindustrial	Perdigão Export	Total
	S.A.	Ltd.	2005	2004
Paid in capital	780,000	23	—	—
Net income accumulated in the period	352,656	—	—	—
Net equity of the subsidiary	1,199,541	—	—	—
Shares owned by Perdigão S.A.	1,199,541	—	1,199,541	961,579
Investment before equity method	961,579	—	961,579	769,588
Dividends and interest over company’s capital	(123,000)	—	(123,000)	(92,763)
Equity pick-up	360,962	—	360,962	284,754
Subventions and tax incentives(*)	8,306	—	8,306	1,203
Equity method investment	352,656	—	352,656	283,551

(*) Tax incentives are recorded directly to the capital reserve account of the company to which they are granted; on the consolidated balance sheet, such incentives are classified as other operating income.

b)             Goodwill on investments acquisition - Consolidated

2005
Acquisition of Frigorífico Nova Mutum, on June 20, 2005 (i)	13,731
Acquisition of Incubatório Paraíso, on December 1, 2005 (ii)	1,441
15,172

(i) Acquired for R$5,850, 100% of the representative quotas of Mary Loize Indústria de Alimentos Ltda. and Mary Loize Indústria e Comércio de Rações Ltda., renamed respectively as Perdigão Agroindustrial Mato Grosso Ltda and Perdigão Mato Grosso Rações Ltda, both at Nova Mutum - Mato Grosso state.

(ii) Acquired for R$2,080, with a goodwill of R$1,441, the Incubatório Paraíso Ltda., located at Jataí – Goiás state.

c)              Other investments

Other investments related to the parent company amounted to R$8 (R$4 as of December 31, 2004) and the consolidated amount R$444 (R$488 as of December 31, 2004).

11.            PROPERTY, PLANT AND EQUIPMENT – CONSOLIDATED

	Annual deprec.	Costs value		Residual value
	rate (%)	2005	2004	2005	2004
Buildings and betterments	4 to 10	630,858	538,157	463,818	391,859
Machinery and equipment	10 to 20	700,926	625,411	368,927	342,712
Electric and hydraulic installations	10	73,177	58,328	47,082	39,171
Forests and reforestations	various	24,541	21,090	18,720	16,890
Other	10 to 20	26,477	22,782	14,846	12,481
Land		87,524	87,035	87,524	87,035
Construction in progress		95,197	14,396	95,197	14,396
Advances to suppliers		10,612	13,935	10,612	13,935
		1,649,312	1,381,134	1,106,726	918,479

During 2005, the Company capitalized interest of R$5,772 related to constructions in progress. The interest is capitalized until the transfer from construction in progress to operating fixed assets, when the depreciation starts.

The investments foreseen in the capital expenditure budget for 2006, approved by the Company’s management and shown below, will be carried out with the Company’s own resources and loans obtained from financial institutions.

New projects in the industrial plants, agribusiness and sales areas	242,906
New industrial complex in Mineiros-Goiás (Araguaia Project)	62,315
Automation, production and improvement projects for the industrial plants, sales and administrative areas	135,605
440,826

12.           DEFERRED CHARGES – CONSOLIDATED

	Annual amort.	Costs value		Net value
	rate (%)	2005	2004	2005	2004
Preoperating expenses
Shared Service Center Perdigão – CSP	20	18,692	6,193	17,062	6,193
Rio Verde – GO	10	59,354	59,354	37,547	43,482
Others	10 to 20	3,206	251	3,070	251
Software development
Implementation of integrated management systems	20	12,953	14,686	5,986	8,073
Development of the system “Atendimento Total Perdigão – ATP”	—	20,605	6,137	20,605	6,137
Others	various	13,827	10,939	8,506	8,054
Goodwill on business acquisition (*)	20	18,888	18,888	1,052	4,279
		147,525	116,448	93,828	76,469

(*) Refers to the goodwill on the acquisition of Frigorífico Batávia S.A., incorporated by Perdigão Agroindustrial S.A., with fully amortization in 2006 based on future profitability.

13.       SHORT-TERM DEBT - CONSOLIDATED

Funding line	Annual charges (%)	2005	2004
Local currency:
Production	8.75%	101,574	86,278

Foreign currency:
Net swap balance	% CDI vs ev (US$and other currencies)	8,858	29,258
Working capital	(3.47% in 12.31.04 + ev (US$)	—	26,549
Advance on export contracts (ACC and ACE)	4.79% (2.90% in 12.31.04 + ev US$)	158,928	215,830
		167,786	271,637
Sub-total		269,360	357,915
Current portion of long term debt		279,304	348,909
Total short-term debt		548,664	706,824

The production operations are funded with a maximum maturity of 360 days and have no guarantees.

The advances on export contracts (“ACC’s”) are liabilities with Brazilian banks, with up to 360 days maturity dates, payable through the exports of products. After the Company delivers the export documents to the funding banks, these liabilities are denominated ACE’s and are finally written off only when full payment has been made by the customer abroad. ACE’s were classified as a reduction to trade accounts receivable up to preparation of the interim financial statements for September 30, 2005; after that they were reclassified as loans, in order to improve presentation of information and for consistency of Brazilian accounting practices with international practices.

14.           LONG-TERM DEBT - CONSOLIDATED

Funding Line	Annual Charges (%)	2005	2004
Local currency:
Working capital	5.10% (4.05% on 12.31.04)	81,523	195,238
FIDC senior quotes	95 CDI%	90,083	76,362
Property, plant and equipment	1.98% (2.08% on 12.31.04 +TJLP)	67,870	105,313
Debentures	6.00% (6.00% on 12.31.04 +TJLP)	41,776	55,575
		281,252	432,488
Foreign currency (mainly U.S. dollar):
Working capital	5.81% (4.69% on 12.31.04 + e.v. (US$ and other currencies)	515,537	144,773
Export prepayment	5.46% (6.30% on 12.31.04+e.v.(US$)	602,882	208,979
Advance on export contract (ACC)	(3.11% on 12.31.04 + e.v. (US$)	—	18,700
Property, plant and equipment	9.76% (11.00% on 12.31.04 + e.v. (US$ and other currencies)	5,007	8,666
		1,123,426	381,118
Total		1,404,678	813,606
Current portion of long-term debt		(279,304)	(348,909)
Long-term debt		1,125,374	464,697

Long-term installments have the following maturity dates:

Years
2007	95,602
2008	414,879
2009	180,962
2010	335,675
2011 to 2043	98,256
1,125,374

The Company issued 81,950 single debentures, fully paid-up between June 30, 1998 and November 21, 2000, to the National Bank for Economic and Social Development (BNDES) at the nominal unit value of R$ 1 and redemption term from June 15, 2001 to June 15, 2010; as of December 31, 2005, 50,195 debentures were redeemed.

Loans in the amount of R$77,669 are guaranteed by chattel mortgage and R$7,167 are guaranteed by statutory lien of assets acquired under loan.

The loans for working capital and exports prepayment in foreign currency contain default clauses that, if not filled, might anticipate some operations maturity dates. Besides, there is exports prepayment operation with notional principal of R$117.035 in December 31, 2004. These clauses are related mainly to the Company attendance of certain financial indicators (net debt over EBITDA not lower than 3.5 and net debt over shareholders’ equity not lower than 1.5. Net debt represents total debt less cash and banks and highly liquid investments). In December 31, 2005 all these conditions had been attended by the Company.

15.           COMMITMENTS AND CONTINGENCIES – CONSOLIDATED

a)              Provision for passive contingencies

The Company and its subsidiaries are involved in certain legal proceedings arising from the normal course of business, which include civil, administrative, tax, social insurance and labor lawsuits.

The Company classifies the risk of adverse sentences in the legal suits as “remote”, “possible” or “probable”. The provision constituted by the Company in its financial statements relating to such proceedings fairly reflects the probable estimated losses as decided by the Management, based on the analysis of its legal counsel.

For all legal disputes currently in progress, the Company and its subsidiaries have judicial deposits totaling R$17,761 (R$16,307 as of December 31, 2004), which are recorded as non-current assets.

The Company is involved in some judicial procedures the values of which, in case of losses, are not known nor are they fairly estimated, especially in the civil area.

Provisions for contingencies were constituted as follows:

	2005	2004
Tax (a)	112,927	92,431
Labor lawsuits (b)	16,273	11,144
Civil, commercial and others (c)	4,324	7,428
	133,524	111,003

(i)      Of the total tax contingencies provisioned on December 31, 2005, R$49,257 (R$37,743 as of December 31, 2004) were related to actions regarding the IRPJ and CSSL taxes, particularly credits related to the special adjustment for inflation (Real Plan) and full deductibility of tax losses; these matters were the object of judicial dispute but until that date were not recognized in the highest court of the judicial realm.

The Company is challenging also the increase in rates and calculation base of the PIS and COFINS taxes and established a provision of R$31,940 (R$30,549 as of December 31, 2004) referring to these taxes. Part of the contingency provision, in the amount of R$15,638 refers to the increase in the calculation base during effectiveness of Law 9718/96, regarding which a favorable sentence was obtained by another Brazilian taxpayer. The management will reverse this contingency as soon as this sentence becomes a resolution of the Senate, or when the lawsuit of the Company is passed in rem judicatam.

The Company has a provision for a contingency in the amount of R$11,126 (R$3,886 as of December 31, 2004) regarding a judicial action for nonpayment of the CPMF charge on the income from exports.

The other tributary contingencies refer to the judicial claims against the following tax payments: ICMS – Imposto sobre Circulação de Mercadorias e Serviços (a value-added tax on sales and services), SEBRAE – Serviço Brasileiro de Apoio às Micro e Pequenas Empresas and Funrural, in an amount of R$20,604 (R$20,253 as of December 31, 2004).

(ii) The Company and its subsidiaries have 973 individual labor claims in progress totaling R$219,832 (755 individual claims totaling R$157,431 as of December 31, 2004), mainly related to overtime and salary inflation adjustments demanded for the periods prior to the institution of the Real (R$). These are lawsuits relating to occupational diseases or work-related accidents resulting from working in the Company’s plants. Based on past history of payments and on the opinion of the Company’s legal counsel, the provision of R$16,273 (R$11,144 as of December 31, 2004) is deemed sufficient to cover possible losses.

In view of certain changes in the judiciary that took place in 2005, various lawsuits related to occupational diseases and workmen’s compensation that was judged in the civil realm have now migrated to the labor realm. Consequently, the provision for losses related to these cases, which until 2004 were recorded as civil contingencies, now is recorded as labor contingencies.

(iii) Civil contingencies are mainly related to lawsuits referring to traffic accidents, property damage, physical casualties and others. There are 596 cases totaling R$73,072 and there are individual claims in amounts up to R$25,061 (610 cases totaling R$65,548 with individual claims of up to R$24.766 as of December 31, 2004) for which the provision for losses, when applicable, is based on the opinion of the Company’s legal counsel.

b)              Contingent Assets

The Company has started legal actions to claim the recovery of various taxes deemed unconstitutional by management and legal counsel. The most relevant claim refers to IPI tax credits. These assets will be recognized by the Company only when a final sentence has been rendered.

c)              Contractual Purchase Commitments

In the ordinary course of business, the Company enters into certain purchase agreements with third parties for acquisition of raw materials, mainly corn, soybeans and hogs. As of December 31, 2005, such firm commitments amounted to R$120,721(R$228,046 as of December 31, 2004).

d)              Rents and Leases

The Company enters into various lease agreements, all of which are considered operational leases. Expenses with rents and leases in 2005 totaled R$20,784 (R$21,334 as of December 31, 2004) and future commitments can be summarized: R$ 8,513 in 2006, R$ 5,281 in 2007, R$1,038 in 2008, R$ 1,038 in 2009 and R$5,711 in 2010 and later.

16.           SHAREHOLDERS’ EQUITY

a)     Capital Stock

As of December 31, 2005, the capital was represented by 44,652,384 registered, no-par value shares, of which 15,471,957 are common shares and 29,180,427 are preferred shares. Foreign investors hold 27,308 common shares (36,208 on December 31, 2004) and 11,740,719 preferred shares (7,213,421 on December 31, 2004) of which 1,299,162 preferred shares (1,598,360 on December 31, 2004) are represented by 649,581 (799,180 on December 31, 2004) American Depositary Receipts - ADRs.

The Company has 143,495 treasury shares, acquired in previous fiscal years with funds from income reserves, at an average cost of five Reais and sixty-eight cents (R$5.68) per share, for future sale or cancellation.

The Company is authorized to increase the capital stock, irrespective of amendment to the bylaws, up to the limit of 60,000,000 shares, of which 20,040,000 are to be common shares and 39,960,000 preferred shares.

The ordinary and extraordinary general shareholders meeting held on April 29, 2005, approved the increase of the capital stock from R$490,000 to R$800,000 without issuance of new shares, through the incorporation of the following reserves: legal reserve - R$17,000; reserve for expansion - R$207,083 and fund for capital increase - R$85,917.

b)    Appropriation of income

According to the Company’s bylaws and Brazilian Corporate Law, the proposed distribution of net income by the management, subject to the approval of the shareholders’ general meeting is as follows:

b.1) Legal reserve: 5% of the net income for the year, limited to 20% of the capital stock.

b.2) Dividends and interest on shareholders’ equity: Corresponds to 31.6% of net income adjusted by legal reserve. Article 9 of Law No. 9,249, dated December 26, 1995, allowed to deduct from the profits, for income tax and social contribution purposes, the interest on shareholders’ equity paid or credited to the shareholders, provided such interest is calculated on shareholders’ net equity based on the long-term interest rate (TJLP) in effect for the year.

b.3) Reserve for capital increase: 20% of the net income for the year limited to 20% of the capital stock.

b.4) Reserve for expansion: destination of the remaining income, based on the budgeted CAPEX.

Proposed distribution of net income by the management and composition of reserve balances:

	Limit over capital	Income appropriation		Balance of reserves
	Stock %	2005	2004	2005	2004
Interest on shareholders’ equity	—	94,800	76,005	—	—
Dividends	—	13,489	12,681	—	—
Legal reserve	20	18,060	14,320	40,336	39,276
Reserve for capital increase	20	72,240	57,282	72,240	85,917
Reserve for expansion	80	162,609	126,122	313,454	357,928
		361,198	286,410	426,030	483,131

c)     Composition of the capital stock

The position of the controlling shareholders who are part of the shareholders’ agreement and/or are holders of more than 5% of the voting capital as of December 31, 2005, is as follows:

	Common shares	%	Preferred shares	%
PREVI – Caixa Prev. Func. Bco Brasil	2,865,317	18.52	3,972,428	13.61
Fund. Telebrás Seg. Social – SISTEL	2,766,914	17.88	95,830	0.33
PETROS – Fund. Petrobrás Seg. Soc.	2,255,562	14.58	2,679,561	9.18
FAPES (Fund. Assist. Prev. Soc.) - BNDES	2,040,884	13.19	—	—
Weg S.A. (*)	1,566,862	10.13	1,768,172	6.06
REAL GRANDEZA Fundação de A.P.A.S.	1,579,469	10.21	—	—
Bradesco Vida e Previdência S.A. (*)	1,156.411	7.47	100,000	0.34
VALIA – Fund. Vale do Rio Doce	303,609	1.96	1,544,786	5.29
Previ – Banerj	514,805	3.33	151,060	0.52
	15,049.833	97.27	10,311.837	35.34
Others	422.124	2.73	18,868.590	64.66
	15,471,957	100.00	29,180,427	100.00

(*)Shareholders outside the shareholders’ agreement.

In the shareholders’ agreement established on October 25, 1994 between the controlling pension funds that hold 79.67% of common shares and 28.94% of preferred shares, it was agreed that they would consult each other in advance about exercising their voting rights.

In the general extraordinary meeting held on December 17, 2002, “tag along” rights were approved, which give preferred shares the right to be included in a public offering related to the transfer of control, assuring them the minimum price of eighty percent (80%) of the amount paid per voting share of the controlling block of shares.

SHAREHOLDERS’ COMPOSITION

Shareholders’ composition on 12.31.05

Shareholders	Common shares	%	Preferred shares	%	Total	%
Controlling shareholders	12,326,560	79.67	8,443,665	28.94	20,770,225	46.51
Management:
Board of Directors (*)	1,568,431	10.14	1,825,312	6.26	3,393,743	7.60
Executive Officers	—	—	2	—	2	—
Fiscal Council	—	—	12	—	12	—
Treasury shares	7,900	0.05	135,595	0.46	143,495	0.32
Other shareholders	1,568,066	10.14	18,775,841	64.34	20.344.384	45,56
Total	15,471,957	100.00	29,180,427	100.00	44,652,384	100.00
Shares outstanding	3,137,497	20.28	20,601,167	70,60	23,738,664	53.16

(*) Including Weg S.A. and Eggon João da Silva Adm. Ltd.

Shareholders’ composition on 12.31.04

Shareholders	Common shares	%	Preferred shares	%	Total	%
Controlling shareholders	12,326,661	79,67	9,161,085	31,39	21,487,746	48.12
Management:
Board of Directors (*)	1,568,431	10.14	1,825,312	6.26	3,393,743	7.60
Executive Officers	—	—	2	—	2	—
Fiscal Council	—	—	12	—	12	—
Treasury shares	7,900	0.05	135,595	0.46	143,495	0.32
Other shareholders	1,568,965	10.14	18,058,421	61,89	19,627,386	43.96
Total	15,471,957	100.00	29,180,427	100.00	44,652,384	100.00
Shares outstanding	3,137,396	20.28	19,883,747	68.14	23,021,143	51.56

(*) Including Weg S.A. and Eggon João da Silva Adm. Ltd.

Holders of more than 5% of voting capital till the person level:

Weg S.A. (thousand of shares)

	Common shares	%	Preferred shares	%
Weg Participações e Serviços S.A.(a)	279,445	97.03	34,858	10.58
Others	8,555	2,97	294,769	89.42
	288,000	100.00	329,627	100.00

Weg Participações e Serviços S.A. (a) (thousand of shares)

	Common shares	%	Preferred shares	%
Tânia Marisa da Silva	6,192	6.58	—	—
Décio da Silva	6,192	6.58	—	—
Solange da Silva Janssen	6,192	6.58	—	—
Katia da Silva Bartsch	6,192	6.58	—	—
Marcia da Silva Petry	6,192	6.58	—	—
Miriam Voigt Schwartz	10,318	10.96	—	—
Valsi Voigt	10,318	10.96	—	—
Cladis Voigt Trejes	10,318	10.96	—	—
Diether Werninghaus	7,791	8.28	—	—
Martin Werninghaus	7,791	8.28	—	—
Heide Behnke	7,791	8.28	—	—
Others	8,844	9.38	—	—
	94,131	100.00	—	—

Bradesco Vida e Previdência S.A.

	Common shares	%	Preferred shares	%
Bradesco Seguros S.A. (b)	182,381	100.00	—	—
	182,381	100.00	—	—

Bradesco Seguros S.A. (b)

	Common shares	%	Preferred shares	%
Banco Bradesco S.A. (c)	627,530	100.00	—	—
	627,530	100.00	—	—

Banco Bradesco S.A. (c)

	Common shares	%	Preferred shares	%
Cidade de Deus Cia. Comercial de Participações (d)	237,034,854	48.38	1,058,742	0.22
Fundação Bradesco	68,923,466	14.07	21,351,653	4.36
Banco Bilbao Vizcaya Argentaria S.A.*	24,732,570	5.05	11,427,872	2.33
Banco Espírito Santo S.A.	26,154,826	5.34	88,200	0.02
Others	133,068,588	27.16	456,012,371	93.08
	489,914,304	100.00	489,938,838	100.00

* Located abroad

Cidade de Deus Cia. Comercial de Participações (d)

	Common shares	%	Preferred shares	%
Nova Cidade de Deus Participações S.A. (e)	2,333,056,605	44.43	—	—
Fundação Bradesco	1,724,997,712	32.85	—	—
Lia Maria Aguiar	417,744,408	7.96	—	—
Lina Maria Aguiar	442,193,236	8.42	—	—
Others	332,631,968	6.34	—	—
	5,250,623,929	100.00	—	—

Nova Cidade de Deus Participações S.A. (e)

	Common shares	%	Preferred shares	%
Fundação Bradesco	91,340,406	46.30	209,037,114	98.35
Elo Participações S.A. (f)	105,932,096	53.70	—	—
Caixa Beneficente dos Func. do Bradesco	—	—	3,511,005	1.65
Total	197,272,502	100.00	212,548,119	100.00

Elo Participações S.A. (f)

	Common shares	%	Preferred shares	%
Lázaro de Mello Brandão	6,769,981	5.63	—	—
Outros	113,556,200	94.37	63,696,077	100.00
	120,326,181	100.00	63,696,077	100.00

Shareholders’ composition of controlling shareholders, executive officers and fiscal council on 12.31.05:

	Common shares	%	Preferred shares	%
a) Controlling shareholders	12,326,560	79.67	8,444,665	28,94
b) Executive officers and Fiscal Council (*)	1,568,431	10.14	1,825,312	6.26

b.1) Executive Officers and Fiscal Council

	Common shares	%	Preferred shares	%
Board of Directors – Direct participation	162	0.00	39,140	0.13
Board of Directors – Indirect participation (*)	1,568,431	10.14	1,825,312	6.26
Executive Officers	—	—	2	0.00
Fiscal Council	—	—	12	0.00

(*) Indirect participations of board members through Weg S.A. and Eggon João da Silva Adm. Ltd.– 10.14% of the common shares and 6.12% of the preferred shares.

Free Float shares

On 12.31.05 there were 23,738,664 free float shares, 53.16% of total issued, an amount of 3,137,497 common shares and 20,601,167 preferred shares, representing 20.28% and 70.60% respectively.

d)              Dividends and Shareholders’ Rights

Preferred shares have priority in any reimbursement of capital in case of liquidation of the Company, but they do not have voting rights. All shares are equally entitled to a minimum dividend of 25% of the net income, adjusted in accordance with legislation. If the Company fails to distribute a minimum dividend of 25% of the net income to the shareholders, the preferred shares shall have the right to a minimum cumulative dividend of RS$0.001 per thousand of shares.

e)              Reconciliation of Shareholders’ Equity and operating results for the period (Parent Company and Consolidated)

The difference between the parent company and the consolidated refers to the elimination of unrealized profit in operations with subsidiaries in the amount of R$2,420 (R$2,186 as of December 31, 2004) in the shareholders equity and R$234 (R$9,209 as of December 31, 2004) in the fiscal year results.

17.       FINANCIAL INSTRUMENTS AND RISK MANAGEMENT - CONSOLIDATED

a)         Overview

In the ordinary course of business, the Company is exposed to market risks related to fluctuations in interest rates, foreign exchange and commodities prices. The Company has established policies and procedures to manage such exposure and may enter into derivative instruments to mitigate these risks impacts. Such procedures include the monitoring of the Company’s levels of exposure to each market risk, including an analysis based on net equity exposure and a forecast of future cash flows.

b)         Interest rate risk management

Interest rate risk is the risk whereby the Company may incur economic losses due to adverse changes in interest rates. This exposure to interest rates risk relates mainly to changes in the market interest rates affecting the Company’s assets and liabilities indexed by the LIBOR, TJLP (BNDES - Long-Term Interest Rates) or by the CDI (Interbank Deposit Certificates interest rates).

The Company is exposed also to interest rates risk, mainly in the swap contracts that are indexed by the CDI, exchange coupon and several currencies.

c)              Exchange rate risk management

Exchange rate risk is the risk that changes in foreign currency exchange rates may cause the Company to incur losses, leading to a reduction in assets or an increase in liabilities amounts. The Company’s primary exposures to foreign currency exchange variations are those of the US dollar, Euro and Pound Sterling against the Real. The Company aims to hedge its exposure to foreign currencies through balancing its non-Reais denominated assets against its non-Reais denominated liabilities and using derivative instruments.

Assets and liabilities denominated in foreign currency:

	2005	2004
Cash, cash equivalents and highly liquid investments (short/ long-term)	740,372	231,017
Swap agreements (notional amounts)	154,264	209,157
Short and long-term debt	(1,282,354)	(623,497)
Other operating assets and liabilities	189,295	221,588
	(198,423)	38,265

The Company’s outstanding derivative position on December 31, 2005 is composed by swap contracts receivable indexed by US$ and payable indexed by R$/%CDI, with notional amount of R$154,264 and losses R$ 8,858.

In 2005, the losses on derivatives recognized as interest expenses amounted to R$42,709 (R$27,683 on 2004).

d)             Commodities risk management.

In the normal course of its operations, the Company buys some commodities, mainly grains (corn and soybeans) and hogs for slaughtering - the largest individual component of the Company’s cost.

The price of corn and soybean are subject to volatility resulting from weather conditions, crop yield, transportation and storage costs, governmental agricultural policies, currency exchange rates, and the behavior of the prices of these commodities in the international market, among other factors. The price of hogs purchased from producers is subject to market conditions and are affected by internal offer and levels of demand in the international market, among other aspects.

To reduce the impact of an increase in the price of these raw materials, the Company seeks to protect itself in various ways, including through the eventual use of derivative instruments, but it does this mainly by monitoring its inventory levels. The Company has agreements for the purchase of grains on a “price to set basis”.

As of December 31, 2005 there were no commodities derivatives outstanding and during the period ended on December 31, 2005, the Company has not entered any derivative agreements involving commodities.

e)              Fair value of financial instruments - consolidated

The following estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange.

	December 31, 20005
	Book Value	Market Value
Cash and equivalents	778,594	778,594
Short/ long-term investments	130,726	133,104
Trade accounts receivable	555,708	555,708
Loans and financing	(1,674,038)	(1,625,060)
Trade accounts payable	(332,573)	(332,573)
Unrealized losses on derivatives	8,858	9,292
	(532,725)	(480,935)

18.       FINANCIAL INCOME (EXPENSES) NET — CONSOLIDATED

	2005	2004
Expenses:
Interest expense	(141,793)	(189,810)
Exchange variation	71,499	40,674
Financial transactions tax (CPMF)	(23,024)	(21,443)
Other expenses	(728)	(5,602)
	(94,046)	(176,181)
Income
Interest Income	53,169	94,124
Exchange variation	(9,165)	(7,419)
Losses from translation effects of investments abroad	(67,868)	(26,003)
Other income (expense)	35,184	(2,310)
	11,320	58,392
Net financial expense	(82,726)	(117,789)

19.       CASH FLOW

	Parent Company		Consolidated
	12.31.05	12.31.04	12.31.05	12.31.04
OPERATING ACTIVITIES
Net Income for the period	361,198	286,410	360,964	295,619
Adjustments to reconcile net income to net cash generated by operating activities:
Depreciation, amortization and depletion	—	—	114,116	101,493
Amortization of goodwill	—	—	3,227	3,778
Equity pick-Up	(360,962)	(284,754)	—	—
Gain (loss) on permanent asset disposals	—	—	(2,381)	972
Deferred income tax	(1,019)	(6)	2,702	22,904
Exchange variations and interest	—	—	62,604	24,129
Changes in operating assets and liabilities:
Trade accounts receivable	—	—	(30,703)	(29,873)
Inventories	—	—	(61,500)	100,273
Trade accounts payable	10	3	(7,171)	(14,881)
Payroll and related charges payable	8,435	11,260	37,376	35,249
Net cash provided by operating activities	7,662	12,913	479,234	539,663

CASH PROVIDED BY INVESTMENT ACTIVITIES
Cash investments	—	—	(112,691)	(351,263)
Net of redemption	—	—	167,308	362,594
Other Investments, net	(4)	—	(21)	(19)
Additions to fixed assets	—	—	(266,293)	(110,547)
Disposal of fixed assets	—	—	12,567	15,796
Business acquisition, net	—	—	(7,930)	—
Additions to deferred charges	—	—	(35,215)	(19,359)
Interest over Company’s capital received	77,495	73,100	—	—
Net cash provided by (used in) investing activities	77,491	73,100	(242,275)	(102,798)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt insurance	—	—	1,913,007	1,384,641
Repayment of debt (principal and interest)	—	—	(1,498,824)	(1,974,872)
Dividends and interest over Company’s capital paid	(85,186)	(86,000)	(85,186)	(86,000)
Net cash provided by (used in) financing activities	(85,186)	(86,000)	328,997	(676,231)

Net increase (decrease) of cash	(33)	13	565,956	(239,366)
At the beginning of the year	61	48	212,638	452,004
At the end of the year	28	61	778,594	212,638

20.           TRANSACTIONS WITH SUBSIDIARIES – PARENT COMPANY

The main transactions between the Company and subsidiaries that were eliminated from the consolidated financial statements are represented by loans between the Parent Company, Perdigão S.A. and subsidiary Perdigão Agroindustrial S.A. and have been made at usual market conditions and terms as follows: Loans payable of R$7,426 (receivable of R$1,728 as of December 31, 2004); Income in the period of R$2,619 (R$6,081 as of December 31, 2004); Expenses during the period of R$137 (R$16 as of December 31, 2004).

21.           INSURANCE COVERAGE - CONSOLIDATED

The main insurance coverage in effect, considered sufficient to cover possible losses, is as follows: a) named risks, comprising fire, windstorm, lightning, loss of profit, among other risks, on property, plant and equipment and inventories, in the amount of R$1,395,392, b) domestic and international transportation, for which the amounts are calculated based on the registered cargo, and (c) other coverage, including valuables, civil liability and vehicles.

22.           MANAGEMENT AND EMPLOYEES PROFIT SHARING

Subsidiary Perdigão Agroindustrial S.A. entered a Collective Agreement with the unions of the main categories for profit sharing for all its employees, observing performance indicators previously negotiated, including generation of value (MVP – Perdigão More Value), for the executive levels since 2004, being the R$8,600 position classified under other operating results.

Management profit sharing complies with the provisions of the bylaws and approval of the board of directors.

23.           SUPPLEMENTAL RETIREMENT PLAN

Perdigão – Sociedade de Previdência Privada, (a private pension fund), was organized in April 1997; it is sponsored by Perdigão Agroindustrial S.A., and its purpose is to supplement the official retirement benefits for the employees of the Perdigão Companies.

The plan is a defined-contribution plan; therefore, the actuarial method used for determination of benefit levels is that of capitalization of the contributions. As of December 31, 2005, the plan had 19,556 (19,686 as of December 31, 2004) participants and net assets of R$86,816 (R$65,402 as of December 31, 2004). The sponsor contributed R$5,240 for the period (R$4,730 as of December 31, 2004), of which R$4,706 refers to the basic contribution (R$4,202 as of December 31, 2004) and R$534 for past services (R$528 as of December 31, 2004). Current balance of the commitment undertaken at the beginning of the plan arising from past services on behalf of beneficiaries is R$5,717, (R$6,667 as of December 31, 2004), adjusted by the general price index (IGP-DI). This amount shall be paid in the maximum period of 20 years as from the date of the beginning of the plan.

The assets of the plan consist of fixed and variable income funds, shares, debentures and other securities, totaling R$86,805 (R$65,398 as of December 31, 2004).

The contributions, on average, are divided on the basis of 2/3 for the sponsor and 1/3 for the participants, and the actuarial calculations are made by independent actuaries, in accordance with the regulations in force.

x.x.x.x.x.x.x.x.x.x

BOARD OF DIRECTORS

Chairman	Eggon João da Silva
Vice-Chairman	Francisco Ferreira Alexandre
Board Members	Cláudio Salgueiro Garcia Munhoz
Wilson Carlos Duarte Delfino
Francisco Françuy Venâncio Braga
Jaime Hugo Patalano
Luís Carlos Fernandes Afonso

FISCAL COUNCIL (*)
Chairman	Almir de Souza Carvalho
Gerd Edgar Baumer
(*)With Attributions of Audit Committee	Luciano Carvalho Ventura
Vanderlei Martins
Attílio Guaspari

EXECUTIVE BOARD

Chief Executive Officer	Nildemar Secches
Chief Financial Officer	Wang Wei Chang
Chief Operating Officer	Paulo Ernani de Oliveira
Business Development Director	Nelson Vas Hacklauer
Supply Chain Director	Wlademir Paravisi
Technology Director	Luiz Adalberto Stábile Benicio
Marketing Director	Antonio Zambelli

Itacir Francisco Piccoli
Accountant – CRC –1SC005856/O-0 S - SP